SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

FACTORY CARD & PARTY OUTLET CORP.
(Name of Subject Company)

FACTORY CARD & PARTY OUTLET CORP.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

303051106
(CUSIP Number of Class of Securities)

Gary W. Rada
President and Chief Executive Officer
Factory Card & Party Outlet Corp.
2727 Diehl Road
Naperville, Illinois 60563-2371
(630) 579-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Neal Aizenstein, Esq.
Sonnenschein Nath & Rosenthal LLP
7800 Sears Tower
Chicago, Illinois 60606
(312) 876-8000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Item 2. Identity and Background of Filing Person.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 4. The Solicitation or Recommendation.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
Item 6. Interest in Securities of the Subject Company.
Item 7. Purposes of the Transaction and Plans or Proposals.
Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE
EXECUTIVE COMPENSATION AND RELATED INFORMATION
SUMMARY COMPENSATION TABLE
GRANTS OF PLAN-BASED AWARDS
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION EXERCISES AND STOCK VESTED
NONQUALIFIED DEFERRED COMPENSATION
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL
DIRECTOR COMPENSATION
COMPENSATION COMMITTEE REPORT
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
AUDIT COMMITTEE REPORT
RELATED PARTY TRANSACTIONS
Letter to Stockholders of the Company
Notice of Merger and Related Adjustment
Confidentiality Agreement

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Factory Card & Party Outlet Corp., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 2727 Diehl Road, Naperville, Illinois 60563-2371. The telephone number of the principal executive offices of the Company is (630) 579-2000.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Shares” or the “Company Common Stock”). As of September 27, 2007, there were 3,386,117 shares of Company Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Amscan Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amscan Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding Shares at a purchase price of $16.50 per Share (such amount, or any greater amount per share paid pursuant to the Offer, being hereinafter referred to as the “Per Share Amount” or the “Offer Price”), without interest thereon and less any required withholding taxes, net to the selling stockholders in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission on October 1, 2007.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 17, 2007, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by the Company or its subsidiary, Parent, Purchaser, or any other direct or indirect subsidiary of Parent, and Shares held by stockholders who have perfected their statutory dissenters’ rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash equal to $16.50 per Share (the “Merger Consideration”), without interest thereon and less any required withholding taxes. The Merger Agreement is summarized in Section 12 of the Offer to Purchase.

Parent formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Parent and Purchaser are located at 80 Grasslands Road, Elmsford, New York 10523.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 and in the Company’s Proxy Statement on Schedule 14A filed with the SEC on June 1, 2007 and the Company’s Information Statement attached hereto as Annex II, which are incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the board of directors of the Company (the “Company Board” or “Company’s Board of Directors”) as set forth in Item 4 below, the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below, which may present them with certain potential conflicts of interest. The Company Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below.

Current Employment Agreements

The Company’s wholly-owned subsidiary, Factory Card Outlet of America, Ltd. (the “Subsidiary”) has an employment agreement with each of Gary W. Rada, the Company’s President and Chief Executive Officer; Timothy F. Gower, the Company’s Senior Vice President, Operations; and Michael Perri, the Company’s Senior Vice President — Merchandising and Marketing (collectively, the “Employment Agreements”). In connection with the execution of the Merger Agreement, each of Messrs. Rada, Gower and Perri entered into an amendment to his Employment Agreement, effective upon consummation of the Merger, extending the term thereof and amending certain provisions therein, as described in more detail below under “Amended Employment Agreements; Agreement with Timothy Benson”.

The following summary of the Employment Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreements, as amended, which are filed as Exhibits (e)(2), (e)(3), (e)(4), (e)(5), (e)(6) and (e)(7) hereto and are incorporated herein by reference.

Term.  The agreements with Messrs. Rada, Gower and Perri provide for the continued employment of each in his present capacity with the Company through April 8, 2009 for Mr. Rada and through April 7, 2008 for Mr. Gower and Mr. Perri, provided that in each case such term is automatically extended for subsequent one-year terms unless either the executive officer or the Company give written notice to the other of a desire not to extend at least 60 days prior to the end of the initial term or any additional term, as applicable. The agreements also provide for severance benefits to be paid in certain circumstances as summarized below.

Severance Payments.  Under the terms of the Employment Agreements with each of Messrs. Rada, Gower and Perri, if the executive officer is terminated without cause or resigns with good reason during the term, he is entitled to receive: (1) any accrued and unpaid salary and bonus and a prorated bonus in respect of the fiscal year in which termination occurs, calculated at the executive officer’s target bonus level; (2) a severance payment, payable in cash in equal installments over the Severance Period (as defined below) (or in a lump sum payment upon a change of control), equal to the quotient obtained by dividing the number of days in the Severance Period by 365 times the sum of (x) the executive officer’s then current annual base salary and (y) the executive officer’s target bonus; (3) full acceleration of vesting on stock options, restricted stock (other than those with performance vesting) and any other awards under any equity based incentive arrangement; and (4) continuation of medical and health benefits for the executive officer, his spouse and other dependents for the Severance Period.

The Severance Period for Mr. Rada is the greater of 18 months or the remainder of the term; provided that such period shall be 36 months if Mr. Rada is terminated without “cause” or resigns for “good reason” after a change in control. The Severance Period for each of Messrs. Gower and Perri is the greater of

12 months or the remainder of the term; provided that such period shall be 18 months if such executive is terminated without “cause” or resigns for “good reason” after a change in control.

The consummation of the Offer will constitute a “change in control” under each Employment Agreement, as Purchaser will have acquired more than 30% of the beneficial interest in the outstanding equity of the Company.

The Employment Agreements also provide that the Company will pay an amount necessary to reimburse each executive officer on an after-tax basis, for any excise tax due under Section 4999 of the Code as a result of such payment constituting a “parachute payment” under Section 280G of the Code. Finally, to the extent required by Section 409A of the Code, any severance payment to an executive officer shall not be made before six months after the executive officer’s termination of employment; provided that any such payment that is delayed must be deposited in a trust pending payment to the executive officer.

Applicable Restrictive Covenants.  In exchange for the above benefits, the Employment Agreements impose certain obligations on the executive officer that apply during employment (before or after a change of control) and after any termination of employment, including terminations of employment before any change of control happens, and regardless of the reason for termination of employment. These are an obligation to maintain the confidentiality of Company confidential information, as well as covenants for specified time periods not to engage directly or indirectly in competition with the Company, and not to solicit employees, customers, vendors and suppliers away from the Company or otherwise interfere with the Company’s employee, customer, vendor and supplier relationships. A competing business includes any business or entity (a) engaged in the operation of retail stores for the primary purpose of selling greeting cards, gift wrap and party supplies and which operates such retail stores in any market in which the Company is operating a retail store at the time of the executive officer’s termination of employment, or a market into which the executive officer knows the Company is intended to enter or (b) engaged in the primary business of the manufacture and distribution of greeting cards, gift wrap and party supplies. The executive officer agreed that these covenants may be specifically enforced against him by injunction.

Amended Employment Agreements; Agreement with Timothy Benson

As a condition to Parent’s willingness to enter into the Merger Agreement, the Company, the Subsidiary and Parent entered into agreements (the “Executive Agreements”) with each of Messrs. Rada, Gower and Perri, which, among other things, amend their existing Employment Agreements. The Executive Agreements will become effective upon consummation of the Merger. The Executive Agreements, among other things, (i) extend the term of the Employment Agreements to April 7, 2010 with respect to Mr. Rada and April 7, 2009 with respect to Messrs. Gower and Perri (provided that in each case such term is automatically extended for subsequent one-year terms unless either the executive officer or the Company give written notice to the other of a desire not to extend at least 60 days prior to the end of the then-applicable term), (ii) provide that if an executive is provided a notice not to extend the term of such executive’s Employment Agreement and the executive continues to be employed by the Company or an affiliate thereof after the expiration of the term of such executive’s Employment Agreement, such executive shall participate in the Severance Plan (described below), (iii) clarify that any changes to an executive’s duties and authority caused solely and as a direct and proximate result of the Company becoming a privately-held subsidiary of Parent or certain of its affiliates would not constitute “good reason” as defined in the Employment Agreements and the Severance Plan and (iv) confirm (with respect to Messrs. Gower and Perri) that consummation of the Offer would constitute a “change of control” under the Severance Plan and that the “severance period” would be 18 months for purposes of such Plan if such executive becomes entitled to severance benefits under such Plan within two years after consummation of the transactions contemplated by the Merger Agreement. Mr. Rada’s Executive Agreement further provides that (a) Mr. Rada will serve as a member of the Company’s Board of Directors during the term of the agreement and (b) the “severance period” under Mr. Rada’s Employment Agreement is the greater of 18 months or the remainder of the term of the agreement; provided that such period shall be 36 months if Mr. Rada’s employment with the Company is terminated during the term of the agreement (but prior to April 8, 2009) by the Company without “cause” or by Mr. Rada with “good reason”, in each case after a change of control. Consummation of the Offer would constitute a “change of control” under the Employment Agreements.

As a condition to Parent’s willingness to enter into the Merger Agreement, the Company and Parent also entered into an agreement (the “Benson Agreement”) with Timothy Benson, the Company’s Vice President, Treasurer and Chief Executive Officer, which will become effective upon consummation of the Merger. The Benson Agreement, among other things, (i) provides for the Company’s continued employment of Mr. Benson as an at-will employee following the closing of the Merger, (ii) clarifies that any changes to an executive’s duties and authority caused solely and as a direct and proximate result of the Company becoming a privately-held subsidiary of Parent or certain of its affiliates would not constitute “good reason” as defined in the Severance Plan and (iii) confirms that consummation of the Offer would constitute a “change of control” under the Severance Plan. Mr. Benson currently participates in the Severance Plan.

On the date of the consummation of the Merger and pursuant to the foregoing agreements, Parent will cause its parent, AAH Holdings Corporation (“AAH”), to grant Messrs. Rada, Gower, Perri and Benson nonqualified options to purchase 30, 20, 24 and 24 shares, respectively, of common stock of AAH under the AAH Holdings Corporation 2004 Equity Incentive Plan at an exercise price equal to the fair market value of the common stock on the date of grant. One-half (50%) of the options will vest in equal annual installments over a period of five years following the date of grant, and the remaining one-half (50%) will be subject to performance vesting in accordance with the terms specified in the applicable option agreement. The options subject to time vesting will immediately vest upon the consummation of any “sale transaction” (as defined in the applicable option agreement) involving the Company and certain of its affiliates which occurs after the consummation of the Merger.

The foregoing summary of the Executive Agreements and the Benson Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Executive Agreements and the Benson Agreement, which are filed as Exhibits (e)(11), (e)(12), (e)(13) hereto and (e)(14) and are incorporated herein by reference.

Severance Plan

The Company has an Executive Severance Plan (as amended, the “Severance Plan”) which covers each officer of the Company who is not party to an employment agreement with us (currently five officers, including one executive officer). The following summary of the Severance Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Severance Plan, which is filed as Exhibit (e)(8) hereto and incorporated herein by reference.

Under the Severance Plan, a participant in the Severance Plan who is terminated without “cause” or terminates his or her employment for “good reason” is entitled to severance pay equal to the sum of six months of salary plus the pro rata target annual bonus the participant would have been entitled to had he or she remained employed until the end of the fiscal year in which termination occurred, payable over a period of six months. In the event such termination occurs within two years after a change in control, the participant would be entitled to severance pay equal to the sum of 18 months of salary plus pro rata target annual bonus, payable in a single lump sum payment. However, to the extent required by Section 409A of the Code, any severance payment to a participant shall not be made before six months after the participant’s termination of employment; provided that any such payment that is delayed must be deposited in a trust pending payment to participant. The participant is also entitled to a continuation of health and life insurance benefit plans (but not any disability plan or 401(k) plan) during the period of severance payments. Finally, in the event the termination occurs within two years after a change in control, all of the participant’s equity awards would become fully vested and exercisable.

The consummation of the Offer will constitute a “change in control” under the Severance Plan, as Purchaser will have acquired more than 30% of the beneficial interest in the outstanding equity of the Company. Timothy J. Benson, the Company’s Vice President, Treasurer and Chief Financial Officer, is not a party to an employment agreement with the Company and is entitled to the benefits of the Severance Plan.

The Severance Plan provides that prior to July 1, 2009 or, in the event that the Offer is consummated, December 31, 2011, no amendment, modification, suspension or termination of the Severance Plan may adversely affect the rights of any participant without his or her written approval unless required by law.

Agreements With Other Non-Executive Officers

As a condition to Amscan’s willingness to enter into the Merger Agreement, the Company and Parent entered into agreements with Edward Plesa, Debra Smetana, Robert Krentzman and Eugene Koch, non-executive officers of the Company, which will become effective upon consummation of the Merger. These agreements, among other things, (i) provide for the Company’s continued employment of such persons as at-will employees following the closing of the Merger, (ii) clarify that any changes to any such executive’s duties and authority caused solely and as a direct and proximate result of the Company becoming a privately-held subsidiary of Parent or certain of its affiliates would not constitute “good reason” as defined in the Severance Plan and (iii) confirm that consummation of the Offer would constitute a “change of control” under the Severance Plan. All of the foregoing executives currently participate in the Severance Plan.

On the date of the consummation of the Merger and pursuant to the foregoing agreements, Parent will cause AAH to grant each of Ms. Smetana and Messrs. Plesa, Krentzman and Koch nonqualified options to purchase 14, 15, 12 and 14 shares, respectively, of common stock of AAH under the AAH Holdings Corporation 2004 Equity Incentive Plan at an exercise price equal to the fair market value of the common stock on the date of grant. One-half (50%) of the options will vest in equal annual installments over a period of five years following the date of grant, and the remaining one-half (50%) will be subject to performance vesting in accordance with the terms specified in the applicable option agreement. The options subject to time vesting will immediately vest upon the consummation of any “sale transaction” (as defined in the applicable option agreement) involving the Company and certain of its affiliates which occurs after the consummation of the Merger.

Tabular Presentation of Potential Change of Control Benefits

The following table shows the amount of potential cash severance and other benefits that would be paid or provided to each of Messrs. Rada, Gower and Perri, including the estimated value of continuing health and dental benefits for the applicable Severance Period but excluding the value of previously vested equity awards, based on compensation and benefit levels in effect on the date of this Schedule 14D-9, assuming the executive officer’s employment terminates under circumstances (e.g., without “cause” or for “good reason”) that entitle him to severance immediately following the consummation of the Offer. The table shows the benefits that would be paid or provided to Mr. Benson, based on compensation and benefit levels in effect on the date of this Schedule 14D-9, assuming that his employment terminates under circumstances that entitle him to severance under the Severance Plan immediately following the consummation of the Offer.

Cost of outplacement is estimated based on the named executive officer’s base compensation and the outplacement arrangements the Company currently has in effect. For purposes of the Section 4999 gross-up, the amount in the table is based on the assumptions of an excise tax rate of 20%, a marginal federal income tax rate of 35.0%, a 1.45% Medicare tax rate, state income tax rate applicable to the named executive officer, and the assumptions that no amounts will be attributed to reasonable compensation before or after the change of control and that no value will be attributed to the named executive officer’s non-competition covenant. The value of health plan benefits is based upon the current cost of such benefits to the Company in light of the coverage options elected and assumes that the executive officers will continue paying applicable employee (or retiree) premiums for such coverage for the maximum period permitted by the Agreement. The table also assumes that the named executive officer will not incur legal fees or related costs in enforcing his rights under his employment agreement or the Severance Plan, as applicable.

				Continued
		Cash		Medical/	Excise tax
Name	Bonus	Severance	Outplacement	Dental	Gross-Up

Gary W. Rada	$934,500	$1,335,000	$42,000	$9,346	$863,170
Timothy J. Benson	61,250	315,000	21,000	14,114	0
Timothy F. Gower	214,480	536,200	28,000	13,100	0
Michael Perri	156,000	390,000	21,000	13,282	0

Equity Grants in Current Fiscal Year

On April 24, 2007, the Company granted stock options in accordance with its compensation policy for non-employee directors. The stock options were granted at an exercise price equal to $11.52 per share. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding stock option will be canceled in exchange for a cash payment equal to the excess (if any) of $16.50 per share over the option’s per share exercise price, without interest thereon and less any required withholding taxes. See “Stock Options and Unvested Restricted Shares” below for additional information.

The following table shows the number of stock options granted to each director on April 24, 2007. Other than the grants listed below, no grants have made to any executive officer or director of the Company during the current fiscal year, and pursuant to the Merger Agreement, no such grants are permitted to be made prior to the closing of the Merger without the prior written consent of Parent.

Name of Non-Employee Director	Stock Options (#)

Mone Anathan	5,000
Richard E. George	10,000
Ben Evans	5,000
Peter M. Holmes	5,000
Martin G. Mand	5,000
Patrick W. O’Brien	5,000
Robert S. Sandler	5,000

Director and Officer Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between a corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its amended and restated certificate of incorporation (the “Charter”), a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended. In addition, the Charter provides that the Company’s directors will not be personally liable for monetary damages to the Company or its stockholders for breaches of their fiduciary duty as directors, except (a) for any breach of the director’s duty of loyalty to the Company or the Company’s stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any liability under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions) and (d) for any transaction in which the director derives an improper benefit.

The Charter also contains provisions permitting the Company to indemnify directors and officers of the Company to the fullest extent permitted by the Delaware General Corporation Law. The by-laws of the Company (the “Bylaws”) provide that the Company is required to indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee, fiduciary, or agent of another corporation or of a partnership, joint venture, trust or other enterprise including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity while serving as a director, officer, employee, fiduciary or agent, to the fullest extent which it is empowered to do so by the DGCL, as it now exists or may in the future be amended, against all expense, liability and loss (including, without limitation, attorneys’ fees) actually and reasonably incurred by such person in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The By-laws also require that the Company advance the expenses of an indemnified person defending a legal proceeding after it receives an undertaking from the person to repay such advance if a court ultimately determines that he or she is not entitled to indemnification. The By-laws further require the Company to pay any expenses of an indemnified person in connection with such person enforcing their indemnification rights. The Company maintains a directors and officers liability insurance policy that provides for indemnification of its directors and officers against certain liabilities incurred in their capacities as such.

Pursuant to the Merger Agreement, Parent has agreed that, from and after the Effective Time, it shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of the Company or any of its present or former subsidiaries (the “Indemnified Parties”) against any costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the fullest extent permitted by law, and that Parent shall, and shall cause the Surviving Corporation to, promptly advance expenses as incurred to the fullest extent permitted by law. In addition, the Merger Agreement provides that certificate of incorporation and bylaws of the Surviving Corporation must contain the provisions with respect to indemnification set forth in the Charter and Bylaws of the Company on the date of the Merger Agreement, which provisions thereafter will not, for at least six years after the Effective Time, be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law.

The Merger Agreement further provides that Parent will, for not less than six years from the Effective Time, cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company’s subsidiaries for the Indemnified Parties and any other employees, agents or other individuals otherwise covered by such insurance policies prior to the Effective Time (collectively, the “Insured Parties”) with respect to matters occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), to the extent that the aggregate cost is not greater than 300% of the annual premium paid by the Company for such existing insurance; provided that Parent may substitute therefor policies of substantially the same coverage containing terms and conditions which are no less advantageous to the Insured Parties.

(b) Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 12 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement has been attached as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or Parent or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules that the parties have exchanged. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts, since (i) they were made only as of the date of such agreement or a prior, specified date, (ii) in some cases they are subject to qualifications with respect to materiality, knowledge and/or other matters, and (iii) they may be modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Confidentiality Agreement

Goldsmith, the Company’s financial advisor, and Parent entered into a confidentiality agreement, dated April 24, 2007, in connection with the consideration of a possible negotiated transaction involving the Company. Under the confidentiality agreement, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and agreed to certain “standstill” provisions for the protection of the Company. The Company is a third party beneficiary of the confidentiality agreement and is entitled to enforce its terms. This summary of the confidentiality agreement does not purport to be complete and is qualified in its entirety by reference to the confidentiality agreement filed as Exhibit (e)(16) hereto which is incorporated herein by reference.

Stock Options and Unvested Restricted Shares

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each unexpired and unexercised option or similar rights to purchase Shares (the “Options”) under any equity compensation plan of the Company, including the 2002 Stock Option Plan, 2002 Non-Employee Directors Stock Option Plan or the 2003 Equity Incentive Plan (the “Option Plans”), whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each former holder of any such cancelled Option shall be entitled to receive, in consideration of the cancellation of such Option and in settlement therefor, a payment in cash of an amount equal to the product of (A) the total number of Shares that were subject to such Option immediately prior to the Effective Time and (B) the excess, if any, of the Offer Price over the exercise price per share of such Common Stock that were subject to such Option, without interest thereon and less any required tax withholding.

Pursuant to the Merger Agreement, at the Effective Time, all outstanding shares of restricted stock (other than those with performance vesting, which will be cancelled at the Effective Time) granted under equity plans of the Company will immediately vest and the restrictions associated therewith will automatically be deemed waived at the Effective Time, and each such share of restricted stock will be canceled and converted into the right to receive the Merger Consideration.

The following table shows the amount in cash that each executive officer and director is expected to receive, based on equity awards held as of the date of this Schedule 14D-9, as a result of the cash-out of all stock options and shares of restricted stock held by such individual upon the Effective Time. The amounts in the following table include amounts attributable to the grants described above made to non-employee directors in April 2007.

Executive Officers

Name	Stock Options	Restricted Shares

Gary W. Rada	$1,597,620	$16,500
Timothy J. Benson	67,020	61,875
Timothy F. Gower	764,320	11,006
Michael Perri	319,220	52,256

Non-Employee Directors

Name	Stock Options	Restricted Shares

Mone Anathan	$69,050	$0
Richard E. George	432,600	0
Ben Evans	385,250	0
Peter M. Holmes	343,700	0
Martin G. Mand	357,550	0
Patrick W. O’Brien	285,550	0
Robert S. Sandler	378,325	0

Post-Closing Employee Benefit Arrangements.

The Merger Agreement provides that, subject to certain exceptions, for a period of two years following the Effective Time, Parent will provide employee benefit plans, programs, arrangements and policies for the benefit of employees of the Company and its subsidiary that, in the aggregate, are no less favorable to such employees than the Company’s employee benefit plans and arrangements (excluding all equity incentive plan, programs, agreements and arrangements) in effect immediately prior to the Effective Time. All service credited to each employee by the Company or its affiliates through the Effective Time will be recognized by Parent and its affiliates for all purposes, including for purposes of eligibility, vesting and benefit accruals under any employee benefit plan provided by Parent or its affiliates for the benefit of the employees (other than with respect to benefit accruals under defined benefit plans or to the extent necessary to avoid the duplication of benefits). In addition, Parent will not treat (and will cause its affiliates not to treat) any such employee as a “new” employee for purposes of any pre-existing condition exclusions, waiting periods, evidence of insurability requirements or similar provision under any health or other welfare plan, and will make appropriate arrangements with its insurance carrier(s), to the extent applicable, to ensure such result. Continuing employees of the Company will also be credited for any copayments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plans in which such employees are eligible to participate after the Effective Time. Employees do not have third-party beneficiary rights under the Merger Agreement.

Agreements with Officers of the Company

As a condition to Parent’s willingness to enter into the Merger Agreement, Parent, the Company and/or the Subsidiary entered into agreements with the Company’s officers which will be effective upon consummation of the Merger. The agreements are summarized in Item 3(a) above under the captions “Amended Employment Agreements; Agreement with Timothy Benson” and “Agreements with Other Non-Executive Officers.”

Supply and Consignment Agreement

The Company and Parent have from time to time engaged in commercial transactions in the ordinary course of their respective businesses. On January 26, 2006, Parent entered into a Primary Supply and Consignment Agreement with the Company pursuant to which Parent became the Company’s exclusive supplier of solid color paper tableware products. In conjunction with the agreement, Parent agreed to ship all of Parent’s sourced merchandise to the Company’s Naperville, Illinois centralized distribution center and agreed that ownership of the sourced merchandise would not transfer to the Company until the goods ship out of the distribution center. Parent had supplied party merchandise to Factory Card prior to the date of the agreement. In 2006, Parent’s sales to Factory Card under this agreement and based on consignment totaled approximately $11 million. As of August 2007, sales in 2007 under this agreement and based on consignment totaled approximately $7.7 million. This summary of the Primary Supply and Consignment Agreement does not purport to be complete and is qualified in its entirety by reference to the Primary Supply and Consignment Agreement filed as Exhibit (e)(15) hereto which is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation of the Board of Directors.

At a meeting of the Company Board held on September 17, 2007, the Company Board unanimously (1) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interest of, the Company and its stockholders; (2) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared its advisability in accordance with the provisions of the DGCL; (3) resolved to recommend that the Company’s stockholders tender their Shares in the Offer and, if required by the DGCL, direct that the Merger Agreement and the Merger be submitted to the stockholders of the Company for their adoption and recommend that the stockholders adopt the Merger Agreement and the Merger; and (4) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

A letter to the Company’s stockholders communicating the recommendation of the Company Board is filed herewith as Exhibit (a)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Background and Reasons for the Company Board of Directors’ Recommendation.

Background of the Offer.

From time to time, the Company’s management and the Company Board have evaluated different strategies for enhancing stockholder value and enhancing the Company’s competitive position in the party and greeting card industry. At many of the Company’s regularly scheduled Board Meetings, the Company Board reviewed the Company’s short- and long-term business strategies as well as market trends in the industry and the challenges confronting the Company in attaining its strategic objectives. As part of this review, the Company has, from time to time, considered various strategic alternatives, including acquisitions, investments and business combinations.

At a meeting of the Company Board held on December 11, 2006, members of management delivered a report to the Company Board regarding: the Company’s stores, products and industry; the then current financial results; management’s financial projections and management’s proposed strategic direction. A representative of Sonnenschein Nath & Rosenthal LLP (“Sonnenschein”) reviewed the Company Board’s legal duties in the consideration of strategic alternatives. After a lengthy discussion among the directors, the Company Board determined to evaluate strategic alternatives to enhance stockholder value and to engage an investment banking firm to assist management and the Company Board with such evaluation. On December 12, 2006, the Company announced that it had initiated an external process to explore strategic alternatives to enhance stockholder value.

The Company Board reconvened on January 4, 2007 to consider the engagement of an investment banking firm. After the Company Board received presentations by several investment banking firms, the Company Board determined to engage Goldsmith, Agio, Helms Securities, Inc. (“Goldsmith”) as the Company’s financial advisor to explore strategic alternatives, including a possible sale of the Company. The Company Board decided to retain Goldsmith as the Company’s financial advisor based upon, among other factors, its knowledge of the industry. The engagement was subject to the negotiation and execution of an engagement letter, which was executed on January 22, 2007.

During January through March, 2007, Goldsmith worked with the Company’s management to prepare a confidential information memorandum and identify a list of potential acquirors. On April 18, 2007, the Company Board met and reviewed the confidential information memorandum, the list of potential acquirors developed by Goldsmith and the terms of the confidentiality agreement to be used by the Company in connection with providing information to the interested parties. After further discussion, the Company Board authorized Goldsmith and management to begin contacting parties on the list reviewed at the meeting.

In total, 253 potential acquirors were contacted, 203 of which were financial entities and 50 of which were strategic parties (including Parent) to gauge their interest in a possible acquisition of the Company. Each entity was informed that the Company was evaluating a range of strategic options aimed at enhancing stockholder value, including a potential sale of the Company. Each entity also was informed that if it desired to move forward, it would be required to execute a confidentiality agreement. Subsequently, during April 2007, 57 of these entities executed confidentiality agreements with the Company (including Parent) and received information regarding the Company, its business operations and management team. Each of the remaining interested entities, including Parent, was subsequently requested to submit a preliminary, non-binding acquisition proposal no later than May 25, 2007.

On May 25, 2007, the Company received a total of four preliminary, non-binding indications of interest in the possible acquisition of the Company. The indications of interest ranged from $8.39 to $16.00 per share, in cash. The indications of interest included an indication of interest from Parent, which submitted a preliminary indication of interest for between $12.50 and $16.00 per share. The Company was also notified by a group of its vendors that they were working on a proposal to provide capital to the Company (to be used by the Company to repurchase Shares) in exchange for new supply agreements with the vendors.

On June 1, 2007, the Company Board engaged in a telephonic meeting to review the four preliminary bids that had been received. The Company’s management and legal and financial advisors also attended the meeting and assisted in the Company Board’s review. The Company Board decided to invite the three parties with the highest preliminary valuation ranges into the second round of the process. The Company Board also determined to permit the vendors to submit a final proposal relating to a potential leveraged recapitalization.

During the period of June 6, 2007 through the week of June 18, 2007, management presentations, led by Messrs. Rada and Benson of the Company, were made to representatives of the three parties that were invited into the second round of the process. On June 6, 2007, the Company, with representatives of Goldsmith present, provided Parent and representatives with a management presentation. The three parties were subsequently provided access to a data room to conduct due diligence on the Company.

On July 2, 2007, final bid procedures were provided to the three parties and to the group of vendors who were working on a leveraged recapitalization proposal. Under the bid procedures, the parties were requested to submit final bids with comments to the Company’s form of merger agreement by July 25, 2007. On July 9, 2007, a draft merger agreement prepared by Sonnenschein was posted in the data room.

On July 18, 2007, Parent’s representatives and financial consultants from Ernst & Young LLP met with certain members of the Company’s finance team. Parent reviewed the Company’s financial systems and reporting processes, balance sheet reserves and key accounting policies, gross margins and other operating costs, management’s view of extraordinary expenses, and other general accounting matters. Prior to the submission of final bids, the Company’s management, at times through Goldsmith, helped answer outstanding diligence questions of the bidders when information was not readily available in the data room.

On July 25, 2007, final bids were received from Parent and one other party. The third potential bidder, a strategic party, decided not to submit a final bid due to the execution risks in combining the businesses. In addition, the Company received a leveraged recapitalization proposal from a group of the Company’s vendors.

The Parent bid reflected a purchase price for the Company of $15.00 per share and included comments to the Company’s proposed form of merger agreement. The proposal was not subject to any financing condition but was subject to further due diligence. In addition, Parent requested an exclusive three-week period to conduct due diligence and negotiate a definitive purchase agreement.

The other bid was from a financial buyer, was at a lower value and did not include a draft merger agreement. The bid letter stated that because the bidder was proposing a one-step all cash merger rather than a two-step transaction as contemplated by the draft merger agreement supplied by the Company, the bidder did not feel it was productive at this time to submit a mark-up of the draft merger agreement. The bid did include a memo from the bidder’s outside counsel summarizing the principal issues presented by the draft merger agreement. The bid was subject to a financing contingency and further due diligence.

The proposal from a group of the Company’s vendors provided for approximately $10 million in cash vendor placement allowances and an additional $3 million of rebates against future sales. In exchange, the vendors would receive three-year supply agreements from the Company. The proposal contemplated that the Company would use the proceeds from the vendor placement allowances and additional borrowings under the Company’s credit facility to fund a repurchase of the Company’s shares through an issuer tender offer and/or stock buy-back.

On July 24th to 30th, Goldsmith contacted each of the two final bidders and the representative of the Company’s vendors to clarify their proposals before the Company’s Board meeting on August 1, 2007. On July 31, 2007, Parent increased its bid to $16.00 per share and, in response to a request by Goldsmith to the bidders that they mitigate any financial or regulatory contingencies, added a $4 million fee payable to the Company in certain circumstances in the event that the Merger is not consummated due to antitrust laws. Parent requested a two-week exclusivity period to complete its due diligence and finalize the Merger Agreement.

A meeting of the Company Board was held on August 1, 2007, at which representatives of the Company’s management and legal and financial advisors participated. At this meeting, Goldsmith and Sonnenschein reviewed with the Company Board the two final bids received, including Parent’s comments to the draft merger agreement, the issues relating to the draft merger agreement identified in the memo of the other bidder’s counsel, and the financial and regulatory contingencies of each bid. The Company Board discussed the likelihood of obtaining an increase in the price offered by the lower bidder as well as concerns about the ability of such bidder to meet the process timetable given that the lower bidder had not submitted its mark-up of the Company’s form of merger agreement prior to the date of the Company Board meeting, as required by the bid instructions. The Company Board also considered that, although the proposal from the Company’s vendors could allow the Company to purchase a portion of its outstanding shares at a price near the bid price offered by Parent, the reduced share base would likely have an adverse impact on liquidity for remaining stockholders. In addition, the Company Board considered that the increased leverage that would be incurred by the Company to consummate the vendor proposal may reduce the Company’s financial flexibility to grow and pursue other strategic opportunities.

After further discussion, the members of the Company’s Board agreed that the bid price proposed by Parent appeared to provide substantial value for the Company’s stockholders, particularly in the light of the execution risks in the Company’s industry. The Company Board instructed Goldsmith to inform Parent that the Company Board would enter into a limited two-week exclusivity agreement with Parent if Parent increased its bid price to $17.50 per share.

On August 4, 2007, Parent informed Goldsmith that it would increase its bid to $16.50 per share if the Company entered into a two-week exclusivity agreement with Parent. A meeting of the Company Board was held on August 8, 2007, at which representatives of the Company’s management and legal and financial advisors participated. Given that Parent’s bid was, in view of the Company Board, the highest per share value and reflected Parent’s willingness to proceed quickly with respect to due diligence and negotiation of a definitive purchase agreement, the Company Board authorized Sonnenschein to negotiate a limited two-week exclusivity agreement, subject to certain parameters, with Parent’s representatives.

On August 8, 2007, the Company entered into an exclusivity agreement with Parent whereby Parent was granted an exclusive period, expiring on August 22, 2007, to conduct additional due diligence in order to confirm its $16.50 per share offer price. Therefore, at this time, since Parent’s revised proposal was conditioned upon grant of this exclusive period, any discussions with the other bidder and the Company’s vendors were suspended.

From August 8, 2007 through August 15, 2007, representatives from Sonnenschein and Ropes & Gray LLP (“R&G”), Parent’s outside counsel, continued negotiating various provisions in the draft merger agreement, including, among other things, the definition of “material adverse effect,” certain representations and warranties, the non-solicitation provisions, the termination fee and the provisions relating thereto and the conditions to the completion of the Offer.

On August 15, 2007, the Company Board met to discuss the status of the transaction. An update on the status of Parent’s due diligence efforts was presented to the Company Board by Goldsmith, and Sonnenschein discussed a variety of aspects of the negotiations over the terms of the merger agreement and the status of open issues. In addition, each of Sonnenschein and special regulatory counsel to the Company, Arnold & Porter, LLP, reviewed the proposed transaction with the Company Board from an antitrust perspective. The Company Board instructed Sonnenschein to continue to negotiate the merger agreement.

From August 15, 2007 through August 22, 2007, representatives from Sonnenschein and R&G continued to negotiate the terms of the merger agreement and Parent and its advisors continued its due diligence review. During that period, a number of drafts of the merger agreement and the disclosure schedules were negotiated and exchanged between the parties, and substantial progress was made in resolving open issues.

On August 22, 2007, Parent requested an extension of its exclusivity period until August 31, 2007 to complete its due diligence and finalize the merger agreement. Parent also indicated for the first time that it wanted the executive officers of the Company who had employment agreements to agree to certain amendments to those agreements prior to execution of the merger agreement.

On August 22, 2007, a meeting of the Company Board was convened to discuss the negotiations and Parent’s request for an extension of the exclusivity agreement. Sonnenschein updated the Company Board on the status of the negotiations with respect to the merger agreement and Parent’s legal and financial due diligence. Sonnenschein also informed the Company Board of Parent’s request that executive officers agree to certain amendments to their employment agreements. After a lengthy discussion among the directors and Sonnenschein, the Company Board authorized Sonnenschein to negotiate an extension of the exclusivity agreement through August 29, 2007.

On August 23, 2007, the Company entered into an extension of the exclusivity agreement with Parent through August 29, 2007. Over the next several days, the parties’ respective legal advisors continued to negotiate the terms of the merger agreement. During the last week of August, Parent also commenced negotiations with the Company’s executive officers, who were represented by counsel in these negotiations separate from the Company’s counsel, regarding amendments to their employment agreements to be put in place at the closing of the Merger.

On August 30, 2007, the Company Board was convened to discuss the status of the transaction. Sonnenschein updated the Company Board on the status of negotiations with respect to the merger. The Company Board also received an update on the discussions relating to proposed amendments to the employment agreements of the Company’s executive officers. The Company Board authorized Sonnenschein to continue negotiating the merger agreement and finalizing the disclosure schedules.

During the next two weeks, management and Parent and their respective counsel negotiated the terms of executive agreements. The directors of the Company were periodically updated on the status of the negotiations.

On September 17, 2007, the Company Board met with the Company’s management and legal and financial advisors to review the transaction. During the meeting, Sonnenschein attorneys provided the Company Board with advice on its fiduciary duties in considering the transaction and reviewed in detail the proposed terms of the transaction. The Sonnenschein attorneys also updated the Company Board on changes to the merger agreement since the previous meeting on August 30, 2007. Drafts of the merger agreement in nearly final form, together with summaries of the principal terms of the agreement, which had been distributed to each director prior to the meeting, were also reviewed.

Counsel discussed, among other things, the structure of the transaction and the Offer, the terms and conditions of the Offer, the circumstances for extending the Offer, the Company’s representations, warranties and covenants, the definition of “material adverse effect” and its impact on the rights of the parties in the draft merger agreement, the ability of the Company to receive, but not to solicit, alternative proposals for the acquisition of the Company, termination rights of Parent and the Company, termination fee provisions for either party in the event the agreement was terminated under certain circumstances and the conditions to the proposed Offer and Merger.

Goldsmith then reviewed with the Company Board its financial analysis of the $16.50 per Share consideration and delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated September 17, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $16.50 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares was fair, from a financial point of view, to such holders.

Also at this meeting, the Company Board reviewed and approved certain amendments to the Severance Plan and executive agreements with the Company’s officers, effective upon consummation of the Merger, as requested by Parent.

After full discussion, the Company Board unanimously (1) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interest of, the Company and its stockholders; (2) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared its advisability in accordance with the provisions of the DGCL; (3) resolved to recommend that the Company’s stockholders tender their Shares in the Offer and, if required by the DGCL, direct that the Merger Agreement and the Merger be submitted to the stockholders of the Company for their adoption and recommend that the stockholders adopt the Merger Agreement and the Merger; and (4) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

The Merger Agreement was executed by the Company, Parent and Merger Sub the evening of September 17, 2007. At approximately 7:00 a.m. Eastern time on the morning of September 18, 2007, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Company Board

In reaching its recommendation described in Section (a) of this Item 4 regarding the Offer, the Merger and the Merger Agreement, the Company’s Board of Directors considered a number of factors including the following:

•	The Company Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those objectives, and the current and expected conditions in the industry in which the Company’s business operates.

•	Strategic Alternatives. The Company Board considered trends in the industry in which the Company’s business operates and the strategic alternatives available to the Company, including remaining an independent public company, acquisitions of or mergers with other companies in the industry, leveraged recapitalizations and leveraged buyouts by financial sponsors or private equity firms, as well as the risks and uncertainties associated with such alternatives. The Company Board determined not to pursue other strategic alternatives, including the leveraged recapitalization proposal by the Company’s vendors, in light of its belief that the Offer and the Merger maximized stockholder value and represented the best transaction reasonably available to stockholders.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The Offer Price and Merger Consideration of $16.50 per Share to be paid in the Offer and the Merger, respectively, represents (a) a premium of 124.5% over $7.35, the closing price of the Shares on the Nasdaq Stock Market on September 14, 2007, the last trading day prior to the execution of the Merger Agreement, (b) a premium of 28.7% over $12.82, the high share price over the trailing 52-week period, and (c) a premium of 169.2% over $6.13, the low share price over the trailing 52-week period.

•	The Process. The process undertaken on behalf of the Company to solicit indications of interest in a possible transaction with the Company, which involved contacting 253 parties to determine their potential interest in a business combination transaction with the Company, entering into confidentiality agreements with 57 parties, and receiving preliminary indications of interest from four parties and final bids from two parties. The Company Board believes, based on this process, that is was reasonably unlikely that a third party would make a more financially attractive offer, or an offer with as few conditions as Parent’s offer.

•	Timing of Completion. The Company Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders would receive the same consideration as received by stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other consideration.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the limited conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on Parent’s ability to secure financing commitments.

•	Opinion of the Company’s Financial Advisor. The Company Board considered the financial analysis of Goldsmith with respect to the Offer and the Merger and the oral opinion of Goldsmith which was subsequently confirmed in writing by delivery of its written opinion, dated as of September 17, 2007, a copy of which is attached as Annex I hereto and set forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation of its opinion. The opinion of Goldsmith was directed to and for the information and use of the Company’s Board of Directors and addressed only the fairness from a financial point of view as of September 17, 2007, of the consideration to be received by the holders of Company common stock pursuant to the Merger Agreement. The opinion does not address any other aspects or implications of the transaction and does not constitute a recommendation as to whether the holders of Company common stock should tender their shares pursuant to the Offer or how such holders should vote or act on any other matters relating to the Offer or the Merger. The Company Board was aware that Goldsmith became entitled to certain fees described in Item 5 upon the rendering of its opinion and would become entitled to additional fees upon the consummation of the Offer.

•	Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior proposal.

•	Termination Fee Provisions. The Company Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a significant deterrent to competing offers. The Company Board considered that the termination fee of $2,000,000 was approximately 3.2% of the Company’s equity value, which the Company Board believed to be reasonable under the circumstances and after consideration of the termination fees payable in comparable transactions.

The Company Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•	Business Disruption. The Company Board considered the likelihood that, following announcement of the proposed merger transaction, the business of the Company could be disrupted by a confluence of factors, including the possibility that: (i) although in many cases the Company may have contractual rights to maintain such product access, the suppliers of the products historically sold by the Company may restrict or no longer provide the Company with access to such products; and (ii) key employees of the Company may decide to leave the Company due to uncertainties concerning the transactions contemplated by the Merger Agreement.

•	Termination Fee. The Company Board considered the restrictions that the Merger Agreement impose on the Company’s ability to solicit competing bids, and the insistence of Parent as a condition to entering into the Merger Agreement that the Company would be obligated to pay a $2,000,000 termination fee under certain circumstances (including the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions).

•	Failure to Close. The Company Board considered that the conditions to Parent’s and the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company Board considered the fact that, if the Offer and Merger are not consummated, the business of the Company may have suffered disruption due to the vendor/supplier reactions described above under “Business Disruption,” the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs attempting to consummate the transaction. The Company Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of vendors, business partners and employees and that the trading price of the Shares could be adversely affected.

•	Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company would agree to carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company would not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Company Board further considered that these terms may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	Cash Consideration. The Company Board considered the fact that, subsequent to completion of the Merger, the Company would no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company stockholders from being able to participate in any value creation that the Surviving Corporation could generate going forward, as well as any future appreciation in value of the Surviving Corporation.

•	Tax Treatment. The Company Board considered the fact that gains from this transaction would be taxable to the Company stockholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The Company Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described above in Item 3.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweigh the risks of the Offer and the Merger and provide the maximum value to stockholders. In analyzing the Offer and the Merger, the Company Board and management were assisted and advised by the Company’s financial advisors and legal counsel.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors.

Opinion of Financial Advisor

Under an engagement letter dated January 22, 2007, the Company Board retained Goldsmith to render an opinion to the Board as to the fairness, from a financial point of view, to the holders of the Shares of the consideration to be paid to such holders in the Offer and the Merger. On September 17, 2007, Goldsmith delivered its oral opinion, subsequently confirmed in writing, to the Board of Directors of the Company that, as of such date and based upon and subject to the assumptions, conditions and limitations stated in its opinion, the $16.50 per Share in cash to be paid to the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view.

The full text of the Goldsmith opinion, dated September 17, 2007, is attached as Annex I to this Schedule 14D-9 and is incorporated into this document by reference. The description of the Goldsmith opinion set forth in this document is qualified in its entirety by reference to the full text of the Goldsmith opinion set forth as Annex I. Stockholders are urged to read the Goldsmith opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Goldsmith in connection with the opinion. Goldsmith’s written opinion was directed to the Company’s Board of Directors and only addressed the fairness, from a financial point of view, to the holders of the Shares of the consideration to be paid to such holders in the Offer and Merger as of the date of the opinion. Goldsmith’s written opinion did not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might exist for the Company or the underlying business decision of the Company to engage in the Offer and the Merger, or the form of the Merger Agreement or the terms contained therein. The Goldsmith opinion was not intended to and did not constitute a recommendation to any holder of Shares as to how such holder should act or vote with respect to the Offer or Merger or any matter relating thereto. Goldsmith did not express any opinion as to the price at which Shares might trade at any time subsequent to the announcement of the Offer or the Merger. Goldsmith’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldsmith as of, the date of the Goldsmith opinion. Goldsmith assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. The following is only a summary of the Goldsmith opinion. You are urged to read the entire opinion carefully.

In connection with its opinion, Goldsmith:

•	reviewed the latest draft of the Merger Agreement;

•	reviewed certain financial and other information that was publicly available relating to the Company and the industry in which it operates;

•	reviewed certain internal financial forecasts and other data of the Company that was made available to Goldsmith by the Company;

•	discussed with management of the Company the past and present financial condition, operating results, business outlook, and prospects of the Company;

•	reviewed the historical stock prices and trading volumes of the Company common stock;

•	reviewed public information with respect to certain other companies in lines of business that Goldsmith deemed generally comparable to the business of the Company;

•	reviewed the financial terms of certain business transactions involving companies in lines of business that Goldsmith deemed generally comparable to the business of the Company and in other industries generally; and

•	conducted such other financial studies, analyses and investigations as Goldsmith deemed appropriate.

Goldsmith relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information furnished by, or publicly available relating to, the Company or otherwise made available to Goldsmith. Goldsmith did not assume responsibility to independently verify such information. With respect to financial forecasts and projections, Goldsmith assumed that such information was prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and that the Company was not aware of any information or fact that would make the information provided to Goldsmith incomplete or misleading. Goldsmith assumed no responsibility for, and expressed no view as to, such financial forecasts or projections or the assumptions on which they were based.

In rendering its opinion, Goldsmith assumed that the executed version of the Merger Agreement would not differ in any material respect from the latest draft that Goldsmith reviewed. Goldsmith also assumed that the Company and the other parties to the Merger Agreement would perform all of the covenants and agreements to be performed under the Merger Agreement, and that the conditions to the Offer and the Merger set forth in the Merger Agreement would be satisfied and the Offer and the Merger would be consummated on a timely basis in the manner contemplated by the Merger Agreement, without any waiver or modification of any material terms or conditions of the Merger Agreement by the Company. In addition, Goldsmith relied upon and assumed, without independent verification, the accuracy of the representations and warranties contained in the Merger Agreement. Goldsmith assumed that all material governmental, regulatory, or other consents and approvals necessary for consummation of the Offer and the Merger would be obtained without any adverse effect on the Offer, the Merger, the Company or its stockholders. Goldsmith did not express any opinion on any legal, tax, accounting, governmental, or regulatory matters and assumed the accuracy and completeness of all legal, tax, accounting, governmental, or regulatory advice received by the Company related to the Offer and the Merger.

In arriving at its opinion, Goldsmith did not perform any appraisals or valuations of specific assets or liabilities of the Company, nor was Goldsmith furnished with any such appraisals or valuations. Goldsmith did not give any advice to the Board of Directors of the Company regarding, and its opinion did not address, any issues of solvency or fair value of the Company. Goldsmith did not have or undertake any obligations to update, revise, or reaffirm its opinion.

The following is a brief summary of the material financial and comparative analyses that Goldsmith deemed appropriate for this type of transaction and that were performed by Goldsmith in connection with rendering its opinion. The summary of Goldsmith’s analyses described below is not a complete description of the analyses underlying Goldsmith’s opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Goldsmith considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Goldsmith made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. For purposes of Goldsmith’s review, Goldsmith utilized, among other things, certain projections of the future financial performance of the Company as described below, as prepared by the Company’s management.

In its analyses, Goldsmith considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction or business used in Goldsmith’s analyses as a comparison is identical to the Company or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed. The estimates contained in Goldsmith’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Goldsmith’s analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to fully understand Goldsmith’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underling the analyses, could create a misleading or incomplete view of Goldsmith’s financial analyses.

Discounted Cash Flow Analysis

Based on the projections and guidance provided to Goldsmith by Company management, Goldsmith performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone, unlevered, after-tax cash flows that the Company could generate during fiscal years ending on or about January 31, 2008 through 2012. Goldsmith calculated estimated terminal values for the Company by applying a range of EBITDA terminal value multiples of 6.0x to 7.5x to the Company’s fiscal year ended January 31, 2012 estimated EBITDA. The unlevered, after-tax free cash flows and terminal values were discounted to present value using discount rates ranging from 15.5% to 19.5%, which were based on the estimated weighted average cost of capital of selected peer companies that Goldsmith viewed as reasonably comparable to the Company. The Company estimated its net debt as of August 4, 2007 at $7.2 million. Based on the foregoing, Goldsmith calculated an implied price per share range for the Company’s common stock that is set forth in the following table:

Implied Value per Share
Discounted Cash Flow Assumptions	of the Company

Terminal EBITDA Multiples of 6.0x to 7.5x	$15.25 to $18.52
Discount rates from 15.5% to 19.5%

Goldsmith noted that the per Share consideration in the Offer and Merger was within this range.

Comparable Public Companies Analysis

Goldsmith reviewed and analyzed selected public companies engaged in business activities that Goldsmith viewed as reasonably comparable to the Company’s business. In performing these analyses, Goldsmith reviewed and analyzed certain financial information, implied multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for the Company. Specifically, Goldsmith compared the Company to the following six publicly traded companies:

•	AC Moore Arts & Crafts Inc.;

•	American Greetings Corp.;

•	Celebrate Express Inc.;

•	Hancock Fabrics Inc.;

•	iParty Corp.; and

•	Jo-Ann Stores.

As part of its comparable public company analysis, Goldsmith analyzed for each of the Company and the comparable companies the ratios of enterprise value, defined as market capitalization plus total debt less cash and cash equivalents, to (i) revenues, (ii) earnings before interest, taxes, depreciation, and amortization, or EBITDA, (iii) earnings before interest and taxes, or EBIT, and (iv) total assets. Goldsmith also analyzed the ratios of equity value, defined as share price multiplied by shares outstanding, to (i) net income and (ii) owners equity. These multiples were calculated for the following periods:

•	the 12-months ended with the most recently reported quarter,

•	the most recent fiscal year,

•	the three-year period ended with the most recent fiscal year, and

•	the projected 12-month period ending with the current fiscal year (based on estimates of Company management, in the case of the Company, and industry analysts, in all other cases).

Based on the analysis of the relevant metrics and qualitative characteristics of the Company compared to each of the comparable companies, Goldsmith selected representative ranges of financial multiples of the comparable companies and applied these ranges of multiples to the relevant Company financial statistics. Based on the Company’s outstanding common stock, options, and warrants as of August 4, 2007, Goldsmith calculated the estimated implied value per share of the shares as of September 14, 2007:

Implied Value per Share
Financial Statistic	of the Company

Revenues, EBIT, EBITDA, Net Income,	$10.22 to $12.18
Total Assets, and Owners Equity

Goldsmith noted that the per Share consideration in the Offer and Merger exceeded this range.

Goldsmith selected the comparable companies because their size, business, and operating profiles are reasonably similar to that of the Company. Because of the inherent differences between the business, operations, and prospects of the Company and the businesses, operations, and prospects of the selected comparable companies, however, no comparable company is exactly the same as the Company. Therefore, Goldsmith believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable public company analysis. Accordingly, Goldsmith also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the companies included in the comparable public company analysis that would affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, business scalability, and degree of operational risk between the Company and the companies included in the comparable public company analysis.

Precedent Transactions Analysis

Using publicly available information, Goldsmith reviewed and compared the purchase prices and financial multiples paid in 16 acquisitions of businesses in the gift, novelty and souvenir shops industry. In performing this analysis, Goldsmith recognized that the merger and acquisition transaction environment varies over time because of, among other things, interest rate and equity market fluctuations and industry results and growth expectations. Likewise, valuations and their implied multiples will vary over time and market conditions. No acquired company or business used in the precedent transactions analysis is identical or substantially identical to the Company. Goldsmith chose the transactions used in the precedent transaction analysis based on the similarity of the target companies in the transactions to the Company in terms of size, business operations, and other characteristics of their businesses.

Goldsmith analyzed the acquisition of the selected publicly traded and privately held businesses and calculated the enterprise value implied in the acquisition as a multiple of the acquired company’s revenue, EBIT, and EBITDA as well as the price paid as a multiple of earnings of the acquired company, in each case over selected time periods. Multiples derived from these transactions were then applied to the Company’s financial results for comparable time periods. Goldsmith reviewed the following transactions occurring between July 9, 2002 and June 26, 2007:

Selected Precedent Transactions (Target/Acquirer)

Date Closed	Acquirer	Target

06/26/07	Productos Pelikan	Pelikan Argentina S.A.
10/11/06	Shareholder Group	Notos Com Holdings SA
09/29/06	Gordon Brothers Group	Luxottica Group SpA
09/19/06	Tiimari Plc	Tiimari Oyj
09/26/05	Amscan Holdings Inc.	Party City Corp.
05/27/05	International Greetings Plc	Anker International Plc
05/16/05	Hibernation Holdings	The Vermont Teddy Bear
11/18/04	Clinton Cards Plc	Birthdays Ltd.
08/05/04	The Children’s Place	The Walt Disney Co.
05/11/04	Lyreco International	National 1 Ltd.
09/02/03	The Birthdays Group Ltd.	Birthdays Ltd.
06/19/03	Bed Bath & Beyond Inc.	Christmas Tree Shops, Inc.
05/29/03	Phoenix Group of Florida, Inc.	BCT International Inc.
04/07/03	Office Depot, Inc.	Guilbert S.A.
03/10/03	Blyth Inc.	Miles Kimball Company
07/09/02	American Achievement	Milestone Traditions

Goldsmith applied multiples derived from the precedent transactions to the Company’s financial results. The following table summarizes Goldsmith’s analysis:

Implied Value per Share of the
Financial Statistic	Company

Revenues, EBIT, EBITDA, and Net Income	$11.68 to 16.54

Goldsmith noted that the per Share consideration in the Offer and Merger was at the upper end of this range.

Other Analyses

Market Review

Goldsmith reviewed Share price and volume data for the Company’s common stock for the approximately four-year period from July 2003 to September 14, 2007, and observed that, during this period, the closing Share price of Company common stock ranged from $5.70 per Share to $22.68 per Share. Goldsmith observed that, during the twelve months preceding September 14, 2007, the trading price of Company common stock ranged from $6.13 to $12.82. Goldsmith noted that the per Share consideration in the Offer and Merger exceeded this range.

Premiums Paid Analysis

Goldsmith performed a premiums paid analysis based upon the premiums paid in nine selected precedent transactions involving acquisitions of U.S. public companies, with transaction consideration consisting exclusively of cash in amounts ranging from $3 million to $5.6 billion. All of the transactions were announced on or after January 1, 2001.

The analysis was based on the one-day, five-days and thirty-days implied premiums paid in the selected precedent transactions. Goldsmith calculated the implied premium paid in each transaction by comparing the per share offer price at the time of the announcement of each transaction to the target company’s stock price one day, five days, and thirty days prior to the announcement of the transaction.

Based upon the foregoing, Goldsmith selected the median of the range of premiums for each time period, which was 29% for one day, 32.6% per five days and 21.5% for thirty days, and applied the premiums to the closing price of Company common stock as of one day, five days and thirty days prior to September 14, 2007, the last day of trading prior to the date of Goldsmith’s written opinion. Based on the foregoing, Goldsmith calculated a range of implied per share prices for the Company’s common stock from $8.94 to $9.40. Goldsmith noted that the per Share consideration in the Offer and Merger exceeded this range.

Miscellaneous

Goldsmith’s opinion was one of the many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. Goldsmith’s analyses summarized above should not be viewed as determinative of the opinion of the Board with respect to the value of the Company or of whether the Board would have been willing to agree to a different offer or form of consideration.

Goldsmith is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, restructurings, and valuations for corporate and other purposes. The Company Board selected Goldsmith because of its expertise, reputation, and familiarity with the Company and because its investment banking professionals have substantial experience in transactions comparable to the Offer and the Merger. Pursuant to an engagement agreement dated January 22, 2007, the Company paid Goldsmith a fee of $125,000 for delivery of its fairness opinion, which fee was not contingent on the conclusions reached in such opinion or the consummation of the Offer or the Merger. In addition, the Company has agreed to reimburse Goldsmith for its out-of-pocket expenses incurred in connection with providing its fairness opinion and to indemnify Goldsmith and certain affiliated parties against certain liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered by Goldsmith. Goldsmith was also engaged to provide other financial advisory services to the Company in connection with the Offer and the Merger and will receive additional fees, a significant portion of which are contingent upon consummation of the Offer and the Merger. Goldsmith and/or its affiliates may have from time to time in the past provided, and may currently or in the future provide, investment banking services to the Company and Parent or their respective affiliates for which Goldsmith or its affiliates have received or may receive customary fees. In addition, in the ordinary course of their respective businesses, Goldsmith’s affiliates, including Lazard Freres & Co. LLC, and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Freres & Co. LLC) may actively trade in securities of the Company for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or a short position in such securities.

(c) Intent to Tender.

To the knowledge of the Company, after making reasonable inquiry, each of the members of the Company Board, and each of the executive officers of the Company intend to (1) tender in the Offer the Shares that are held of record or beneficially by each such person, and (2) if necessary, each such person intends to vote the Shares that are held of record or beneficially by each such person in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Goldsmith as its financial advisor in connection with the Offer and the Merger (together, the “Transaction”). Pursuant to an engagement letter dated January 22, 2007, the Company became obligated to pay Goldsmith a fee of $150,000 for consulting services and an additional fee of $125,000 upon the delivery of Goldsmith’s financial opinion attached as Annex I hereto. The fee to be paid for provision of the fairness opinion is not contingent on the consummation of the Offer or the Merger. Pursuant to the engagement letter, the Company will become obligated to pay Goldsmith an additional fee upon the closing of the Offer equal to $850,000 plus, if applicable, a specified percentage of the Total Consideration (as defined in the engagement letter) of the Transaction in excess of $55 million. Based on the Offer Price, the Company currently estimates the total amount of such accomplishment fee to be approximately $1,500,000. In addition, the Company agreed to reimburse Goldsmith’s expenses and to indemnify them and certain related parties against certain liabilities arising out of their engagement, including liabilities under the federal securities laws.

Goldsmith is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, restructurings, and valuations for corporate and other purposes. In addition, in the ordinary course of their respective businesses, Goldsmith’s affiliates, including Lazard Freres & Co. LLC, and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Freres & Co. LLC) may actively trade in securities of the Company for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or a short position in such securities.

The opinion of Goldsmith is attached as Annex I hereto, and sets forth therein the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation of its opinion. The Company encourages holders of Shares to read the opinion carefully. The opinion does not address any other aspects or implications of the Transaction and does not constitute a recommendation as to whether the holders of Shares should tender their Shares pursuant to the Offer or how such holders should vote or act on any other matters relating to the Offer or the Merger. The Company selected Goldsmith to act as its financial advisor in connection with the proposed Transaction based on its qualifications, experience, reputations and knowledge of the business affairs of the Company and the industry in which it participates.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or subsidiaries other than in the ordinary course of business in connection with the Company’s employee benefit plans.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a)	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the “fair value” of their shares as determined by the Delaware Court of Chancery (exclusive of any element of value arising from the accomplishment or expectation of such Merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262. Failure to follow the steps required by DGCL Section 262 for perfecting appraisal rights may result in the loss of such rights. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to DGCL Section 262 and the Offer.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is completed. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who sell shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the Offer Price.

(b)	Anti-takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company’s Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(c)	Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Based upon the calculation of the value by Purchaser of the Company’s voting securities as determined under the HSR Act, the Company believes that notice under the HSR Act is not required for this transaction. Should any such notice or other action be required, the Company currently contemplates proceeding as required.

The Antitrust Division and the FTC are the agencies in charge of reviewing, for antitrust purposes, transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, including the acquisition of Shares by Purchaser pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

(d)	Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

(e) Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted the Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued Shares of the Company’s common stock in an amount up to the lowest number of Shares that, when added to the number of Shares then owned by Parent, Purchaser or any subsidiaries or affiliates of Parent or Purchaser, constitutes one Share more than 90% of the Shares outstanding after the issuance of the new Shares sold to the Purchaser, provided that this option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of the exercise of the option. This option is exercisable only if (i) Purchaser acquired at least 85% of the outstanding Shares pursuant to the Offer or a subsequent offering period, and (ii) the stock issuance would not require the approval of the Company’s stockholders under applicable regulations. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(f)	Section 14(f) Information Statement.

The Merger Agreement provides that promptly upon the purchase of and payment for any Shares by Parent or Purchaser pursuant to the Offer (provided the Shares so purchased represent at least a majority of the Shares issued and outstanding on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded to the nearest whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors so designated by Parent and the provisions of the Merger Agreement) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then issued and outstanding on a fully diluted basis. The Company shall, upon Parent or Purchaser’s request, use all reasonable efforts promptly either to increase the size of the Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent’s designees to be so elected to the Board, and shall take all actions available to the Company to cause Parent’s designees to be so elected. At such time, and subject to the provisions described below with respect to the composition of the Audit Committee prior to the Effective Time, the Company shall also cause persons designated by Parent to have appropriate representation on (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary and (iii) each committee (or similar body) of each such board. The Company is required to promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

The Merger Agreement also provides that, in the event that Parent’s designees are elected to the Board, until the Effective Time (as defined in the Merger Agreement), the Board shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the “Original Directors”) and at least three Original Directors shall serve on the Audit Committee of the Board such that the Audit Committee complies with all applicable requirements of the SEC and the Nasdaq Stock Market (collectively, the “Audit Committee Requirements”); provided that, in such event, if the number of Original Directors is reduced below three for any reason whatsoever, any remaining Original Directors (or Original Director, if there be only one remaining) shall be entitled to designate persons (who shall not be officers or affiliates of the Company) to fill such vacancies who shall be deemed to be Original Directors for purposes of the Merger Agreement or, if no Original Director then remains, the other directors shall designate three persons (who shall not be officers or affiliates of the Company) to fill such vacancies who shall not be stockholders, affiliates or associates of Parent or Purchaser, and such persons shall be deemed to be Original Directors for purposes of the Merger Agreement. If Parent’s designees are elected to the Board before the Effective Time, the affirmative vote of a majority of the Original Directors shall be required for the Company to (a) amend or terminate the Merger Agreement or agree or consent to any amendment or termination of the Merger Agreement, (b) exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement, or (c) take any other action by the Board under or in connection with the Merger Agreement.

Attached hereto as Annex II is the requisite Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder furnished in connection with the possible election of persons designated by Parent, pursuant to the Merger Agreement, to a majority of the seats on the Company’s Board of Directors, other than at a meeting of the Company’s stockholders.

(g)	Certain Projections.

Upon request, the Company made available to potential acquirors that signed confidentiality agreements, including Parent, certain non-public business and financial information about the Company, including certain financial projections. The projections provided to potential acquirors as part of the management presentation included the following pro forma estimates of the Company’s future financial performance: (i) for the fiscal year ending February 2, 2008, net sales of $240.0 million, gross profit of $90.1 million and EBITDA of

$7.4 million and (ii) for the fiscal year ended January 31, 2009, net sales of $251.1 million, gross profit of $95.6 million and EBITDA of $8.9 million. The Company’s non-public business and financial information and projections that the Company provided to Parent during the course of Parent’s due diligence investigation of the Company were provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in any Offer documents. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

The Company does not as a matter of course make public any projections as to future performance or earnings beyond limited guidance for periods no longer than one year, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to Parent and its advisors. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. The Company’s internal financial forecasts (upon which the projections were based in part) are, in general, prepared solely for internal use such as budgeting, and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of the Company, including those listed above, and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove reflective of actual events or that any of the projections will be realized.

The Company expects that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the risk that the Company will face increased competition from larger companies with greater resources; the risk that the Company will not be able to successfully execute its long-term strategy; and the other risks and uncertainties described in reports filed by the Company with the SEC under the Exchange Act, including without limitation under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007 and subsequent periodic reports filed with the SEC. All projections are forward-looking statements; these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Form 10-K and subsequent periodic reports filed with the SEC.

The inclusion of the projections herein should not be regarded as an indication that any of the Company representatives consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. Except as required by law, none of the Company or Parent intends to update or otherwise revise the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

The Company’s stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit
No.	Description

(a)(1)	Letter to Stockholders of the Company, dated October 1, 2007, from Gary W. Rada, President and Chief Executive Officer of the Company.+*
(a)(2)	Offer to Purchase, dated October 1, 2007 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Parent and Purchaser filed with the Securities and Exchange Commission on October 1, 2007).*

Exhibit
No.	Description

(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO of Parent and Purchaser filed with the Securities and Exchange Commission on October 1, 2007).*
(a)(4)	Opinion of Goldsmith Agio Helms, dated September 17, 2007 (included as Annex I to this Schedule 14D-9).*
(a)(5)	Joint Press Release issued by the Company and Parent, dated September 18, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2007).
(a)(6)	Summary Advertisement as published in The Wall Street Journal on October 1, 2007 (incorporated by reference to Exhibit(a)(5)(B) to the Schedule TO of Parent and Purchaser filed with the Securities and Exchange Commission on October 1, 2007).
(a)(7)	Notice of Merger and Related Adjustment dated October 1, 2007 delivered to Series B, Series C and Series D Warrantholders.+
(e)(1)	Agreement and Plan of Merger, dated September 17, 2007, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2007).
(e)(2)	Employment Agreement, dated as of December 23, 2004, between Factory Card Outlet of America, Ltd. and Gary W. Rada (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed on December 27, 2004).
(e)(3)	Amendment dated as of December 9, 2005, between Factory Card Outlet of America, Ltd. and Gary W. Rada (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K as filed on December 9, 2005).
(e)(4)	Employment Agreement, dated as of December 23, 2004, between Factory Card Outlet of America, Ltd. and Timothy F. Gower (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K as filed on December 27, 2004).
(e)(5)	Amendment dated as of December 9, 2005, between Factory Card Outlet of America, Ltd. and Timothy F. Gower (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K as filed on December 9, 2005).
(e)(6)	Employment Agreement dated December 24, 2004 between Factory Card Outlet of America Ltd. and Michael Perri (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed on May 3, 2007).
(e)(7)	Amendment dated December 9, 2005 between Factory Card Outlet of America Ltd. and Michael Perri (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K as filed on May 3, 2007).
(e)(8)	Amended and Restated Executive Severance Plan, effective as of September 17, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed on September 18, 2007).
(e)(9)	Employment Agreement, dated as of December 9, 2005, between Factory Card Outlet of America, Ltd. and Jarett A. Misch (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K as filed on December 9, 2005).
(e)(10)	Separation Agreement of Jarett A. Misch, VP/Controller/Chief Accounting Officer, dated as of February 16, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed on February 20, 2007).
(e)(11)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp., Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Gary W. Rada (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K as filed on September 18, 2007).
(e)(12)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp., Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Timothy F. Gower (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K as filed on September 18, 2007).

Exhibit
No.	Description

(e)(13)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp., Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Michael Perri (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K as filed on September 18, 2007).
(e)(14)	Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp, Amscan Holdings, Inc. and Timothy J. Benson (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K as filed on September 18, 2007).
(e)(15)	Primary Supply and Consignment Agreement dated January 26, 2006 between Factory Card & Party Outlet Corp. and Amscan Holdings, Inc. (incorporated by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K as filed on April 19, 2006).
(e)(16)	Confidentiality Agreement, dated as of April 24, 2007, between Goldsmith and Parent with respect to the Company.+
(e)(17)	Information Statement of the Company, dated October 1, 2007 (included as Annex II to this Schedule 14D-9).*

*	Included in copies mailed to stockholders of the Company.

+	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FACTORY CARD & PARTY OUTLET CORP.

By:	/s/ GARY W. RADA
Gary W. Rada
President and Chief Executive Officer

Dated: October 1, 2007

Annex I

September 17, 2007

The Board of Directors

Factory Card & Party Outlet Corp.
2727 Diehl Road
Naperville, IL, 60563

Members of the Board of Directors:

We understand that Amscan Holdings, Inc., a Delaware corporation (“Parent”), Amscan Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Newco”), and Factory Card & Party Outlet Corp., a Delaware corporation (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, (i) Parent will cause Newco to offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) for a purchase price of $16.50 per share, net to the seller in cash (the “Per Share Consideration”), pursuant to a tender offer (the “Offer”) for the Company Common Stock and (ii) following the Offer, Newco will be merged with and into the Company, with the Company continuing as the surviving corporation in the merger and a wholly-owned subsidiary of Parent (the “Merger”). Pursuant to the Merger, each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares of Company Common Stock owned by the Company, Parent, Newco or any of their respective affiliates, or any holder who is entitled to and properly demands appraisal of such shares, shall be automatically converted into the right to receive the Per Share Consideration. The terms and conditions of the Offer and the Merger are set out more fully in the Merger Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Per Share Consideration to be paid to such holders in the Offer and the Merger.

As a customary part of its investment banking business, Goldsmith, Agio, Helms Securities, Inc. is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. In return for our services in connection with providing this opinion, the Company will pay us a fee, which fee is not contingent upon the consummation of the Offer or the Merger. We are also acting as financial advisor to the Company (together with its subsidiaries and affiliates) in connection with the Offer and the Merger, for which we will receive certain other fees, a significant portion of which are contingent upon the consummation of the Offer and the Merger. The Company has also agreed to indemnify us against certain liabilities in connection with our services and to reimburse us for our out-of-pocket expenses. We and/or our affiliates may have in the past provided, and may currently or in the future provide, investment banking services to the Company and Parent and its affiliates, for which we have received or may receive customary fees. In addition, in the ordinary course of their respective businesses, our affiliates, and Lazard Capital Markets LLC (an entity indirectly owned in large part by managing directors of one of our affiliates) may actively trade securities of the Company for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

www.agio.com
T 612 339 0500 F 612 339 0507
Goldsmith, Agio, Helms Securities, Inc.
225 South Sixth Street — Forty-Sixth Floor — Minneapolis, Minnesota 55402

In arriving at our opinion, we have undertaken such reviews, analyses, and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have (i) reviewed the latest draft of the Merger Agreement, dated September 7, 2007; (ii) reviewed certain financial and other information that is publicly available relating to the Company and the industry in which it operates; (iii) reviewed certain internal financial forecasts and other data of the Company that has been made available to us by the Company; (iv) discussed with management of the Company the past and present financial condition, operating results, business outlook, and prospects of the Company; (v) reviewed the historical stock prices and trading volumes of the Company Common Stock; (vi) reviewed public information with respect to certain other companies in lines of business that we deemed generally comparable to the business of the Company; and (vii) reviewed the financial terms of certain business transactions involving companies in lines of business that we deemed generally comparable to those of the Company and in other industries generally.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information furnished by, or publicly available relating to, the Company or otherwise made available to us. We were not engaged to, and did not attempt to, or assume responsibility to, verify independently such information. We have also relied upon the representations and warranties contained in the Merger Agreement and have assumed, without independent verification, that they are true and correct. We have further relied upon assurances by the Company that the information provided to us has been reasonably prepared, and with respect to financial forecasts and projections, we have assumed that such information has been prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and that the Company is not aware of any information or fact that would make the information provided to us incomplete or misleading. We assume no responsibility for and express no view as to such financial forecasts or projections or the assumptions on which they are based.

We have also assumed that the Company and the other parties to the Merger Agreement will perform all of the covenants and agreements to be performed under the Merger Agreement, and that the conditions to the Offer and the Merger set forth in the Merger Agreement would be satisfied and the Offer and the Merger would be consummated on a timely basis in the manner contemplated by the Merger Agreement. We have assumed that the executed version of the Merger Agreement will not differ in any material respects from the last draft we reviewed. We have assumed the accuracy and completeness of all legal, tax, regulatory and accounting advice received by the Company related to the Offer and the Merger, and we have made no independent investigation of any legal, tax, regulatory or accounting matters that may affect the Company or its shareholders. We have further assumed that all material governmental, regulatory, or other consents and approvals necessary for consummation of the Offer and the Merger will be obtained without any adverse effect on the Offer, the Merger, the Company or its shareholders. In that regard, we do not opine on, nor does our opinion consider, any legal, tax, accounting, governmental, or regulatory matters. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Offer or the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of specific assets or liabilities of the Company, nor have we been furnished with any such appraisals or valuations. We have not given any advice to the Board of Directors of the Company (the “Board”) regarding, and this opinion does not address, any issues of solvency or fair value of the Company. Our opinion is necessarily based upon the information available to us and the facts and circumstances as they exist and are subject to evaluation on the date hereof, including the financial, economic, market, and other conditions as in effect on the date hereof. Events and conditions occurring or existing after the date hereof could materially affect the assumptions used in preparing this opinion; however, we do not have or undertake any obligations to update, revise, or reaffirm this opinion.

Our opinion is rendered for the benefit of the Board in connection with the Board members’ consideration of the Merger Agreement and is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to how such holder should act or vote in connection with the Offer, the Merger or any matter relating thereto. We have not been asked to, nor do we, express any opinion as to the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for the Company, the underlying business decision of the Company to engage in the Merger, or the form of the Merger Agreement or the terms contained therein. This opinion may not be disclosed or otherwise used or referred to, in whole or in part, without our written consent, except as may otherwise be required by law or by a court of competent jurisdiction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Consideration to be paid to holders of Company Common Stock in the Offer and the Merger is fair to such holders from a financial point of view.

Sincerely,

Goldsmith, Agio, Helms Securities, Inc.

Annex II

FACTORY CARD & PARTY OUTLET CORP.
2727 Diehl Road
Naperville, Illinois 60563

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act
of 1934 and Rule 14f-1 Thereunder

This Information Statement is being mailed on or about October 1, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) of Factory Card & Party Outlet Corp., a Delaware corporation (the “Company”, “we”, or “us”). You are receiving this Information Statement in connection with the possible election of persons designated by Amscan Acquisition, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Amscan Holdings, Inc., a Delaware corporation (“Parent”), to at least a majority of the seats on the Board of Directors of the Company (the “Board” or the “Board of Directors”).

On September 17, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser, pursuant to which Purchaser is required to commence a tender offer to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the “Shares”), at a price per Share of $16.50, without interest thereon and less any required withholding taxes, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to the stockholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on October 1, 2007.

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by the Company or its subsidiary, Parent, Purchaser, or any other direct or indirect subsidiary of Parent, and Shares held by stockholders who have perfected their statutory dissenters’ rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash equal to $16.50 per Share (the “Merger Consideration”), without interest thereon and less any required withholding taxes. The Merger Agreement is summarized in Section 12 of the Offer to Purchase.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex II, which was filed by the Company with the SEC on October 1, 2007.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

Information set forth herein related to Parent, Purchaser or the Purchaser Designees (as identified herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on October 1, 2007. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, November 5, 2007, unless extended in accordance with its terms.

General Information Regarding the Company

The Shares are the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share is entitled to one vote. As of September 25, 2007, there were 3,386,117 Shares issued and outstanding. Parent and Purchaser own no Shares as of the date hereof.

Parent’s Right to Designate Directors to the Company’s Board of Directors

The Merger Agreement provides that promptly upon the purchase of and payment for any Shares by Parent or Purchaser pursuant to the Offer (provided the Shares so purchased represent at least a majority of the Shares issued and outstanding on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded to the nearest whole number, on the Company’s Board of Directors as is equal to the product of the total number of directors on the Board (giving effect to the directors so designated by Parent and the provisions of the Merger Agreement) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then issued and outstanding on a fully diluted basis. The Company will, upon Parent or Purchaser’s request, use all reasonable efforts promptly either to increase the size of the Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent’s designees to be so elected to the Board.

After completion of the Offer and the election of the Parent’s designees to the Company’s Board of Directors, the Company and Parent have agreed that at least three directors who are currently members of the Board of Directors and who are not officers of the Company will remain as directors and serve on the Audit Committee of the Board at least until completion of the Merger.

The following table sets forth certain information with respect to the individuals Parent may designate to serve on the Company’s Board of Directors (each, a “Parent Designee”), including their respective ages as of the date hereof, current principal occupation or employment and five-year employment history. Each Parent Designee is a citizen of the United States.

		Present Principal Occupation or Employment;
Name	Age	Material Positions Held During Past Five Years

Gerald C. Rittenberg	55	For more than the past five years, Mr. Rittenberg has been Chief Executive Officer of Amscan Holdings, Inc. and AAH Holdings Corporation. Mr. Rittenberg also serves as a director of Amscan Holdings, Inc. and AAH Holdings Corporation, and on the Board of Advisors of Modell’s Sporting Goods.
James M. Harrison	55	For more than the past five years, Mr. Harrison has been President and Chief Operating Officer of Amscan Holdings, Inc and President and Treasurer of AAH Holdings Corporation. Mr. Harrison also serves as a director of Amscan Holdings, Inc. and AAH Holdings Corporation.
Robert J. Small	41	For more than the past five years, Mr. Small has been a Managing Director of Berkshire Partners. Mr. Small also serves as Chairman of the Board of Directors of Amscan Holdings, Inc. and AAH Holdings Corporation, and as a director of Amscan Acquisition, Inc. Mr. Small served as a director of Hexcel Corporation within the past five years.

Parent and Purchaser have informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1. None of the Parent Designees is currently a director of, or holds any position with, the Company. Parent and Purchaser have advised the Company that, to their knowledge, none of the Parent Designees has a family relationship with any director or executive officer of the Company or beneficially owns any securities (or any rights to acquire any such securities) of the Company. The Company has been advised by Parent and Purchaser that, to their knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, other than transactions between Parent, Purchaser and the Company that have been described in the Schedule TO or the Schedule 14D-9.

Security Ownership of Certain Beneficial Owners and Management

The Company emerged from bankruptcy on April 9, 2002. Pursuant to its plan of reorganization, all pre-bankruptcy common stock of the Company was cancelled and the Company issued 3,000,000 shares of new Common Stock. The Company also issued the following warrants to purchase an aggregate of 306,934 additional shares of Common Stock:

(1) Series A warrants exercisable for an aggregate of 76,692 shares of Common Stock any time prior to April 9, 2006 at a price of $5.50 per share, of which warrants for 54,242 shares were exercised prior to the expiration date;

(2) Series B warrants exercisable for an aggregate of 92,512 shares of Common Stock any time prior to April 9, 2008 at a price of $8.00 per share, of which warrants for 19,514 shares were exercised as of September 27, 2007;

(3) Series C warrants exercisable for an aggregate of 76,692 shares of Common Stock any time prior to April 9, 2010 at a price of $8.00 per share, of which warrants for 5,676 shares were exercised as of September 27, 2007; and

(4) Series D warrants exercisable for an aggregate of 61,038 shares of Common Stock any time prior to April 9, 2010 at a price of $17.00 per share, of which warrants for 888 shares were exercised as of September 27, 2007.

The following table sets forth certain information with respect to the beneficial ownership of the Company’s Common Stock as of September 27, 2007, for (1) each person who is known by the Company to beneficially own more than 5% of the Company’s Common Stock, (2) each of the Company’s directors, (3) each of the current and former named executive officers appearing in the Summary Compensation Table below (the “Named Executive Officers”) and (4) all current directors and Executive Officers as a group. No shares are currently pledged as security by any of our directors or executive officers.

Directors, Executive Officers and 5% Stockholders	Number(1)	Percent

Skylands Capital, LLC(2)	189,602	5.6
CR Intrinsic Investors, LLC(3)	175,000	5.2
Gary W. Rada(4)	200,500	5.7
Timothy F. Gower(5)	101,000	2.9
Timothy J. Benson(6)	18,500	*
Michael Perri(7)	47,523	1.4
Mone Anathan(8)	4,666	*
Richard E. George(9)	49,166	1.4
Ben Evans(10)	35,333	1.0
Peter M. Holmes(11)	33,333	1.0
Martin G. Mand(12)	33,333	1.0
Patrick W. O’Brien(13)	27,959	*
Robert S. Sandler(14)	34,833	1.0
Jarrett A. Misch(15)	0	*
All Executive Officers and directors as a group (12 persons)(16)	586,146	15.3

*	Less than 1% of the outstanding Common Stock.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options and/or warrants held by that person that are currently exercisable or exercisable within 60 days of September 27, 2007, are deemed outstanding. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares set forth opposite such person’s name.

(2)	Based on Schedule 13G/A (Amendment No. 1) dated January 5, 2007 filed by Skylands Capital, LLC. The address of Skylands Capital, LLC is 1200 North Mayfair Road, Suite 250, Milwaukee, WI 53226.

(3)	Based on a Schedule 13G dated May 1, 2007 filed by CR Intrinsic Investors, LLC. The address of CR Intrinsic Investors, LLC is 72 Cummings Point Road, Stanford, CT 06902

(4)	Includes 148,000 shares subject to options exercisable within 60 days of September 27, 2007.

(5)	Includes 70,000 shares subject to options exercisable within 60 days of September 27, 2007.

(6)	Includes 8,000 shares subject to options exercisable within 60 days of September 27, 2007.

(7)	Includes 32,500 shares subject to options exercisable within 60 days of September 27, 2007. Mr. Perri became an executive officer on April 30, 2007.

(8)	Includes 1,666 shares subject to options exercisable within 60 days of September 27, 2007.

(9)	Includes 36,666 shares subject to options exercisable within 60 days of September 27, 2007.

(10)	Includes 31,333 shares subject to options exercisable within 60 days of September 27, 2007.

(11)	Includes 28,333 shares subject to options exercisable within 60 days of September 27, 2007.

(12)	Includes 29,333 shares subject to options exercisable within 60 days of September 27, 2007.

(13)	Includes 23,333 shares subject to options exercisable within 60 days of September 27, 2007.

(14)	Includes 30,833 shares subject to options exercisable within 60 days of September 27, 2007.

(15)	Mr. Misch resigned as Chief Accounting Officer of the Company on February 16, 2007.

(16)	Includes 439,997 shares subject to options exercisable within 60 days of September 27, 2007.

Current Directors and Executive Officers of the Company

Directors

Mr. Mone Anathan, age 67, has been a director of the Company since April 27, 2006. Presently an independent investor, from July 1988 through June 1997, Mr. Anathan served as President, Treasurer and a director of Filene’s Basement Corp., an off-price specialty apparel chain. From June 1997 until November 1999, he served Filene’s Basement Corp. in the capacity of Vice Chairman of the board of directors and Chairman of the Executive Committee. He served as President of the Filene’s Basement division of Federated Department Stores, Inc. from February 1984 until Filene’s Basement was purchased from Federated Department Stores, Inc. in a management-led buyout in July 1988. Mr. Anathan was a member of the board of directors of Brookstone, Inc. from 1989 until 2005, serving various tenures as Chairman of its Audit Committee and a member of its Compensation Committee. Mr. Anathan also served as a director of Lebenthal Funds, Inc., a municipal bond management firm.

Mr. Ben Evans, age 77, has served as a director of the Company since April 2002. From 1989 until his retirement in 1999, Mr. Evans was a consultant for Ernst & Young in its corporate financial services group, concentrating in the bankruptcy area. He became a partner at that firm in 1968. From 1978 through 1989, Mr. Evans was a member of the corporate financial service group of Ernst & Whinney, a predecessor firm to Ernst & Young, concentrating on bankruptcy assignments, generally on behalf of unsecured creditors’ committees, with special emphasis in the apparel, retailing, food, drug and pharmaceutical industries. Mr. Evans joined S.D. Leidesdorf & Company, a predecessor firm to Ernst & Young, in 1954 as a junior accountant. Mr. Evans is also a director of Accord Financial Corp. and Penn Traffic Company.

Mr. Richard E. George, age 68, has served as the Non-Executive Chairman of the Board of Directors since April 2002. From 1996 to the present, Mr. George has served as the President and Chief Executive Officer of R. G. Trends, Inc., an independent consulting company. From 1995 to 1996, he was President and Chief Executive Officer of Handy Andy Home Improvement Centers, Inc. From 1989 to 1994, Mr. George served as Chairman and Chief Executive Officer of Ulta Salon, Cosmetics & Fragrance, Inc. From 1962 to 1988, Mr. George was employed by Jewel Companies, Inc./American Stores Company and its affiliates, where he held various management positions, including his most recent position of President and Chief Executive Officer of Osco Drug, Inc. Mr. George has a B.S. and M.A.S. from the University of Illinois and is a Certified Public Accountant.

Mr. Peter Holmes, age 48, has served as director of the Company since April 2002. Mr. Holmes is President and Chief Executive Officer of THG Global Inc., a global sourcing firm. From May 2001 to February 2005, Mr. Holmes was the President and Chief Executive Officer of The Holmes Group, an independent consulting company. Mr. Holmes has served as Vice President, Operations of BiWay Stores, a retail chain operating over 250 stores in Ontario and Atlantic Canada, from August, 2000 to May, 2001. Mr. Holmes was Senior Vice President, Merchandising of BiWay Stores from March, 1999 to August 2000. Prior to joining BiWay Stores, he was Vice President, Merchandising of White Rose Crafts & Nursery Sales Ltd. from 1996 to 1998. From 1977 to 1996 Mr. Holmes held various positions at Zellers Inc., Canada’s largest discount store chain, the most recent as Vice President, Merchandise Administration & Distribution.

Mr. Martin G. Mand, age 70, has served as a director of the Company since April 2002. Mr. Mand is Chairman and Chief Executive Officer of Mand Associates, Limited, a consulting, speaking and writing firm. From March 1990 to June 1994, Mr. Mand was Executive Vice President and Chief Financial Officer of Nortel Networks. Prior to joining Nortel, Mr. Mand served in various positions with the DuPont Company from June 1961 to February 1990, most recently as Vice President and Treasurer and previously as Vice President and Comptroller. Mr. Mand is a director of Mizuho Corporate Bank (USA) and Townsends, Inc. Mr. Mand holds a B.S. from the University of Virginia and an M.B.A. from the University of Delaware.

Mr. Patrick O’Brien, age 60, has served as a director of the Company since April 2002. From October, 2005 to present, Mr. O’Brien has been a Vice President — Asset Management of Kennedy Associates Real Estate Counsel, Inc., a specialty pension fund advisory firm. From March, 2005 to October, 2005, Mr. O’Brien served as Senior Vice President of MTM Management and FST Asset Management, a luxury lodging firm. From July, 2001 to March, 2005, Mr. O’Brien served as a Managing Partner of RMG Capital Partners, LLC, a venture capital firm. Prior to joining RMG Capital Partners, LLC, Mr. O’Brien was a Director of New Development at Dolce International from April, 2000 to July, 2001, an Area Managing Director and General Manager at Starwood Hotel & Resorts from April, 1998 to April, 2000, Senior Vice President at Le Meridien Hotels & Resorts from 1995 to 1997, Executive Vice President at Sage Enterprises from 1994 to 1995, and a Vice President at United Airlines from 1987 to 1994. Mr. O’Brien was also employed by Westin Hotels & Resorts and its affiliates from 1968 to 1987 where he held various management positions. Mr. O’Brien holds a B.A. from Michigan State University.

Mr. Gary W. Rada, age 53, has served as President and Chief Operating Officer and a director since April 2002 and was named Chief Executive Officer in December 2002. Prior to his current role, Mr. Rada served as Executive Vice President from October 1999 to March 2002. From January 1998 to October 1999, he served as Senior Vice President and General Merchandise Manager. From 1997 to 1998, Mr. Rada served as the Vice President of General Merchandise for Bruno’s, Inc., a Birmingham, Alabama supermarket and drug chain. Prior to joining Bruno’s, he held various management and merchandising positions with Jewel Companies, Inc./American Stores Company, including Director and Merchandise Manager at Osco Drug, Inc./American Drug Stores and Vice President of Grocery Buying and Merchandising at Jewel Food Stores.

Mr. Robert S. Sandler, age 76, has served as a director of the Company since April 2002. Mr. Sandler is President of Robert S. Sandler LLC, a business and financial consulting company. From 1978 to 2001 Mr. Sandler served as Executive Vice President of HSBC Business Credit (USA) Inc. affiliate of HSBC Bank USA. Mr. Sandler holds a B.S. from the Wharton School at the University of Pennsylvania and attended the Graduate School of Business at Columbia University.

Executive Officers

The following table sets forth certain information with respect to the executive officers (“Executive Officers”) of the Company as of September 27, 2007.

Name	Age	Position

Gary W. Rada	53	President, Chief Executive Officer and Director
Timothy J. Benson	44	Vice President, Treasurer and Chief Financial Officer
Timothy F. Gower	55	Senior Vice President, Operations
Michael Perri	51	Senior Vice President - Merchandising and Marketing

Information with respect to the background and positions held at the Company of Mr. Rada is set forth above under “Directors.”

Mr. Benson has served as Vice President, Treasurer and Chief Financial Officer since February 2007. From December 2005 through February 2007, Mr. Benson served as Vice President and Treasurer of the Company. Prior to that time, Mr. Benson served in a variety of corporate finance and accounting roles at the Company for approximately ten years. Mr. Benson is a graduate of Augustana College and Lake Forest Graduate School of Management.

Mr. Gower has served as Senior Vice President, Operations since October 1999. From April 1998 to October 1999, Mr. Gower served as Vice President, Retail Store Operations. Prior to that, from August 1997 to March 1998, he served as Vice President of Store Operations for Zellers Inc., Canada’s largest discount chain. Prior to joining Zellers, he held various store operations positions with Office Max and F&M SuperDrug Stores.

Mr. Perri has served as Senior Vice President — Merchandising and Marketing of the Company since April 2007. Mr. Perri previously held the role of Vice President of Merchandising with the Company from April 2002 through April 2007. Mr. Perri joined the Company in March 1998 as Director of Merchandising, a position of which he held until his promotion to Vice President in 2002.

Information Regarding the Board of Directors and Committees

Committees and Meetings of the Board of Directors

During the fiscal year ended February 3, 2007, the Board met 14 times. The Board currently has two standing committees: the Audit Committee and the Compensation Committee. The Board has determined that Messrs. Anathan, Evans, George, Holmes, Mand, O’Brien and Sandler are “independent” as defined in Rule 4200 of the listing standards of the National Association of Securities Dealers. During the fiscal year ended February 3, 2007, each director attended all of the meetings of the Board and its committees on which he served.

The Company’s non-management directors held 14 meetings during the fiscal year ended February 3, 2007 separately in executive session without any members of management present. The Company’s Corporate Governance Guidelines provide that the presiding director at each such session is the Chairman of the Board or lead director, or in his or her absence, the person the Chairman of the Board or lead director so appoints. The Chairman of the Board currently presides over executive sessions of the non-management directors.

As a general matter, members of the Board of Directors are encouraged to attend the Company’s annual meeting of stockholders absent a pressing reason.

The Audit Committee, which held eight meetings during the fiscal year ended February 3, 2007, consists of Mr. Evans, Mr. Anathan and Mr. O’Brien. The Audit Committee is primarily responsible for approving the services performed by the Company’s independent auditors, for reviewing and evaluating the Company’s accounting principles and its systems of internal accounting controls, as well as other matters which may come before it or as directed by the Board. A copy of the charter for the Audit Committee, as amended, was attached as Exhibit A to the Proxy Statement relating to the Company’s 2007 annual meeting of stockholders.

The Board has determined that all members of the Audit Committee are “independent” as defined in Rule 4200 of the listing standards of the National Association of Securities Dealers. Additionally, the Board has determined that Mr. Evans is a “financial expert” as defined by the Securities and Exchange Commission’s regulations and has “financial sophistication” as required by Rule 4350 of the listing standards of the National Association of Securities Dealers.

The Compensation Committee, which held six meetings during the fiscal year ended February 3, 2007, consists of Mr. Mand, Mr. Holmes and Mr. Sandler. The Compensation Committee reviews and recommends to the Board for approval the compensation and benefits for the Company’s executive officers, administers the Company’s stock plans and performs such other duties as may from time to time be determined by the Board. The Committee is empowered to retain persons having special competence as necessary to assist the Committee in fulfilling its responsibilities. The Committee may delegate any functions and powers to the chief executive officer of the Company or any other officer or employee of the Company if, in the exercise of its judgment, the Committee determines that such delegation is necessary or appropriate, unless such delegation would be contrary to: the intent of the Board expressly set forth in its resolutions, the bylaws or certificate of incorporation of the Company, or Delaware law. A copy of the charter for the Compensation Committee, as amended, was attached as Exhibit B to the Proxy Statement relating to the Company’s 2007 annual meeting of stockholders.

Relationships Among Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of the Company.

Nominating Process

The Board of Directors does not currently have a separately designated nominating committee. As a result, the members of the Board of Directors who are “independent” as defined in Rule 4200 of the listing standards of the National Association of Securities Dealers perform the functions that would typically be performed by a nominating committee. In this capacity, the independent members of the Board of Directors, among other things, establish and periodically review the criteria for board membership, identify new director candidates, evaluate incumbent directors and make determinations regarding the appropriate size of the Board of Directors and the appointment of members to the Board of Directors’ committees. The Board of Directors may retain a third-party search firm to assist it in identifying potential new director candidates.

If the Merger has not been consummated, the independent members of the Board of Directors will consider a stockholder’s nominee for election to the Company’s Board of Directors in 2008 if any such suggestion is made in writing, includes biographical data and a description of such nominee’s qualifications and is accompanied by the written consent of such nominee. Any such suggestion for nominees must be mailed to the Company at 2727 Diehl Road, Naperville, Illinois 60563, Attention: Secretary, and received by the Secretary no later than March 1, 2008. The mailing envelope should contain a clear notation indicating that the enclosed letter is a “Shareholder-Director Nominee.” Nominees for election to the Board of Directors should at minimum satisfy the following criteria:

•	Possess the integrity and mature judgment essential to effective decision making.

•	Have the ability and willingness to commit necessary time and energy to prepare for, attend and participate in meetings of the Board of Directors and one or more of its standing committees and not have other directorships, trusteeships or outside involvements which would materially interfere with responsibilities as a director of the Company.

•	Have the willingness and availability to serve at least one term.

•	Have the willingness and ability to represent the interests of all of the Company’s stockholders rather than any special interest or constituency while keeping in perspective the interests of the Company’s employees, customers, local communities and the public in general.

•	Have background and experience that complement the background and experience of other members of the Board of Directors.

•	Be a Company stockholder or willing to become a Company stockholder.

•	Be free from interests that are or would present the appearance of being adverse to, or in conflict with, the interests of the Company.

•	Have a proven record of competence and accomplishment through demonstrated leadership in business, education, government service, finance or the sciences, including director, CEO or senior management experience; academic experience; technical and industry experience; financial and accounting experience; or other relevant experiences which will provide the Board of Directors with perspectives that will enhance Board of Directors effectiveness, including perspectives that may result from diversity in ethnicity, race, gender, national origin or nationality.

Stockholder Communications to Board of Directors

Stockholders who wish to communicate with the Board of Directors or a particular director may do so by sending a letter to the Secretary of the Company at 2727 Diehl Road, Naperville, Illinois 60563. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Stockholder-Board Communication” or “Stockholder-Director Communication”. All such letters must identify the author as a stockholder and clearly state whether the intended recipients are all members of the Board of Directors or certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

Code of Ethics

The Company has adopted a Code of Ethics for Principal Executive and Senior Financial Officer which is applicable to the Company’s Chief Executive Officer and Chief Financial Officer. The Company undertakes to, and will, deliver to any person a copy of its Code of Ethics for Principal Executive and Senior Financial Officers upon request submitted to Factory Card & Party Outlet Corp. 2727 Diehl Road, Naperville, Illinois 60563, Attn: Secretary.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (“CD&A”) is provided to assist our stockholders in understanding the compensation awarded, earned by, or paid to, the Company’s named executive officers during 2006.1 Our “named executive officers” during 2006 listed in the Summary Compensation Table below consist of our three executive officers as of February 3, 2007 (our chief executive officer, our former chief accounting officer and our senior vice president-operations) and our current chief financial officer.2 In addition, the CD&A is intended to put into perspective for our stockholders the compensation tables on pages II-17 through II-20 and the narrative information that accompanies them.

1 Our fiscal year 2006 runs from January 29, 2006 to February 3, 2007. References to “2006” in this Compensation Discussion and Analysis refer to that fiscal year.
2 We use the terms “named executive officers” and “executive officers” interchangeably in this Compensation Discussion and Analysis since our named executive officers consist of all of our executive officers as of February 3, 2007 and our current chief financial officer.

The first part of this discussion describes the primary objectives of our compensation programs and how they are designed to reward achievement in accomplishing target corporate goals. Following that, we describe the key elements of our compensation and why we have selected those elements of compensation. Finally, we describe how we determine the form and amount of each compensation element to meet our compensation objectives and support our business strategy.

Compensation Objectives and Process

Objectives.  The objectives of our executive officer compensation program are to attract, retain, motivate and reward key personnel who possess the necessary leadership and management skills through competitive base salary, annual cash bonus, long-term incentive compensation in the form of stock-based awards, and various benefits, including medical and life insurance plans. Our executive officer compensation policies are intended to combine competitive levels of compensation and rewards for performance and to align relative compensation with the achievements of key business objectives and maximization of stockholder value. The Board believes that stock ownership by management is beneficial in aligning management and stockholder interests, thereby enhancing stockholder value.

Who Sets Our Executive Compensation?  The Compensation Committee of our Board, composed entirely of independent directors, administers our executive officer compensation program. The Compensation Committee’s primary responsibilities include reviewing and recommending to our full Board (excluding any interested director) for approval the compensation of our executive officers, such compensation consisting of salary, bonus, long-term equity incentive compensation, benefits and other compensation.

The Compensation Committee has a charter which generally sets forth its responsibilities. A copy of the Compensation Committee charter was attached as Exhibit B to the Proxy Statement relating to the Company’s 2007 annual meeting of stockholders. The charter is also available on our website at http:// www. factorycard.com.

Our management makes recommendations to the Compensation Committee on specific elements of compensation and goals for our executive officers, with the exception of our chief executive officer. The Compensation Committee considers these recommendations in executive session and can accept, reject or modify them before forwarding to our Board for approval.

In making its recommendations to our Board, the Compensation Committee has periodically received advice and recommendations from Pearl Meyer & Partners. Pearl Meyer & Partners has assisted us in developing our executive compensation program and philosophy, including offering advice on our peer group companies and advising us on the advantages and disadvantages of various types of equity grants, including restricted stock and stock options. A Pearl Meyer & Partners consultant has been present at selected Compensation Committee meetings, including executive sessions, to discuss officer and director compensation matters. Pearl Meyer & Partners has made, and may make, recommendations to the Compensation Committee, independent of management, on executive compensation generally and on the specific compensation of our executive officers.

Our Board, based upon the recommendations of the Compensation Committee, normally determines base salary for our executive officers annually at its regularly-scheduled April meeting, to go into effect the first Sunday in April (when base salary increases for exempt employees normally occur). Our Board, based upon the recommendations of the Compensation Committee, normally determines annual bonus targets and long-term equity incentives and relevant performance expectations for a year for our executive officers annually at its regularly-scheduled meeting at or around the end of the prior fiscal year. Our Board, based upon recommendations of the Compensation Committee, may set salary and grant bonus and long-term equity incentives for executive officers at other times to reflect promotions and new hires.

Our Targets and Benchmark.  We set each of base salary, annual bonus target and long-term incentives separately in light of our evaluation of the competitive situation, the incumbent’s performance and experience, and the levels of those compensation elements at a peer group of companies. That process determines the mix of base salary, annual bonus and long-term equity incentives for each of our executive officers. It also determines the mix of cash and stock compensation, since we regularly pay base compensation and annual bonus in cash, and we regularly pay long-term incentives in stock, to align our executives’ interests with those of our stockholders. We then tally the resulting total compensation to confirm that it is appropriate for the position or make adjustments accordingly.

Our policy is to target executive officers’ base salary, annual bonus and annual long-term equity incentive value to be at about the 70th percentile level of companies participating in the Retail Compensation and Benefits Survey prepared by Mercer Human Resource Consulting LLC. We also review our benefit package, and consider the practices of comparable companies for specific types of benefits. Data provided by the Retail Compensation and Benefits Survey prepared by Mercer indicates that the nature and value of the benefits we provide are competitive with those offered by comparable retail companies.

Our Peer Group.  We compare our compensation practices for our executive officers to other public companies by using competitive market data compiled by management. Most of these companies are retailers competing for management employees in the same areas of expertise as we do. Several of these companies are our direct competitors in the retail party chain industry. In selecting our peer group companies, the Compensation Committee takes into account revenues, number of employees and number of retail outlets.

The Compensation Committee reviews and approves the selection of peer group companies based primarily on the factors listed above. The list of peer group companies that we use may change from year to year based on the Compensation Committee’s evaluation of those factors. Historically, we have used the following peer group companies:

•	A.C. Moore

•	Bakers Footware Group

•	Celebrate Express

•	E Com Ventures

•	Franklin Covey

•	Hancock Fabrics

•	Hibbett Sport Goods

•	I Party

•	Jos. A. Bank

•	Kirklands

•	Party City

Party City was acquired on December 23, 2005. Accordingly, Party City will not be included in our peer group companies for 2007 and beyond.

Elements of our Compensation

The four key elements of our executive officers’ compensation are:

•	Base salary

•	Annual bonus

•	Long-term equity incentive awards

•	Benefits

This section describes the general features of each of these elements. We cover later in this CD&A why we provide each element of compensation and the form we pay it in and how we determine the amount we pay.

Base Salary.  Base salaries provide an underlying level of compensation security to executives and allow us to attract competent executive talent and maintain a stable management team. Base salaries for our executive officers are determined on the basis of the executive officer’s responsibility, general salary practices of peer companies and the executive officer’s individual qualifications and experience. The base salaries are reviewed annually and may be adjusted by our Board, based upon the recommendations of the Compensation Committee, in accordance with certain criteria which include individual performance, the functions performed by the executive officer, the scope of the executive officer’s on-going duties, length of service, general changes in the compensation peer group in which we compete for executive talent, and our general financial performance. The weight given such factors by the Compensation Committee may vary from individual to individual.

Annual Bonus.  Bonuses give our executive officers an increased cash compensation opportunity. They reward our executive officers for short-term (annual) achievement in accomplishing target corporate goals. The Compensation Committee believes that a cash incentive bonus plan can serve to motivate our executive officers to address annual performance goals using more immediate measures for performance than those reflected in the appreciation and value of equity awards. Executive officers’ bonus opportunity recognizes their senior-level responsibilities and duties and the competitive environment in which we must recruit and retain our senior management.

Our Management Incentive Plan (the “Bonus Plan”) sets the terms for awarding bonuses to our executive officers (and other employees). Our performance-based annual bonus amounts depend on our performance against predetermined target corporate goals, which are discussed below. Our Board, based upon the recommendations of the Compensation Committee, sets these targets for a fiscal year annually at the regularly scheduled Board meeting near the end of the Company’s prior fiscal year. We describe in more detail below the applicable performance measures and goals for fiscal year awards and why these performance measures and goals are chosen. Bonuses can be earned for each year and are payable after receipt of audited financial results for the fiscal year.

Long-Term Equity Incentive Awards.  Because of our focus on pay for performance, various forms of other incentive compensation are major elements of pay for our executive officers.

Equity Incentive Plan.  We grant equity awards to our officers (including our executive officers) under our 2003 Equity Incentive Plan (the “Incentive Plan”), which was approved by our stockholders. The Incentive Plan allows us to award long-term compensation in the form of:

•	Non-qualified options to purchase shares of Company common stock

•	Qualified “incentive stock options” to purchase shares of Company common stock

•	Restricted stock shares

•	Stock appreciation rights or SARS

•	Performance shares paying out a variable number of shares depending on goal achievement

•	Performance units which involve cash payments based on either the value of the shares or appreciation in the price of the shares upon achievement of specific goals

Options — General.  Stock options represent the opportunity to purchase shares of our common stock at a fixed price at a future date. The Incentive Plan requires that the per-share exercise price of our options not be less than the fair market value of a share on the date of grant. This means that our stock options have value for our executive officers only if our common stock price appreciates from the date the options are granted and the executive officers remain employed by the Company through the vesting period. This design focuses our executive officers on increasing the value of our common stock over the long term, consistent with stockholders’ interests.

Although our Incentive Plan allows us to grant “incentive” stock options, all the options we have granted have been non-qualified options.

Restricted Stock.  Restricted stock represents the right of the participant to vest in shares of common stock upon lapse of restrictions. Restricted stock awards are subject to forfeiture during the period of restriction. Depending on the terms of the award, restricted stock may vest over a period of time subject only to the condition that the executive officer remains an employee (“time vesting”), or may be subject to additional conditions, such as the Company meeting target performance goals (“performance vesting”), or both.

Restricted stock is an incentive for retention and performance of both newly hired/promoted and continuing executive officers and other officers. Unlike options, restricted stock retains some value even if the price declines. Because restricted stock is based on and payable in stock, it serves, like options, to reinforce the identity of interests between our executive officers and our stockholders. In addition, because restricted stock has a real, current value that is forfeited if an executive officer quits, it provides a significant retention incentive.

As discussed below, we have granted restricted stock (some grants with time vesting and other grants with performance vesting).

Stock Appreciation Rights or SARS.  A stock appreciation right represents the right to receive payment in shares of common stock or, if permitted by Section 409A of the Internal Revenue Code (the “Code”) without causing the stock appreciation rights to be treated as deferred compensation, cash in an amount equal to the excess of the fair market value of the shares on the date of exercise over the fair market value of the shares at the time of grant. Each stock appreciation right is evidenced by a written stock appreciation right agreement. No cash or other consideration will be required to be paid by the plan participant to receive the cash or shares, other than the terms and conditions determined by our Board and specified in the stock appreciation right agreement. Terms and conditions of the stock appreciation rights could include the completion of a specified number of years of service or attaining certain performance goals prior to the rights subject to the award becoming vested. A plan participant holding a stock appreciation right will have none of the rights of a stockholder (including the right to receive the payment of cash dividends) until such time as shares, if any, are actually issued. Upon termination of the employment of an employee, any unvested portion of a stock appreciation right will be forfeited.

Although the Incentive Plan allows us to grant SARs, we have not done so.

Performance Shares and Performance Units.  Performance shares are an award of a variable number of shares. The number of performance shares actually earned and issued to the individual depends on Company performance in meeting prescribed goals over a defined period. This means that performance shares are issued and the award has value only to the extent the performance goals are achieved. Performance goals serve the same objectives of creating long-term stockholder value as is the case with stock options, with an additional focus on a specific financial performance metrics. In addition, performance shares may be less dilutive of stockholder interests then options of equivalent economic value.

Although the Incentive Plan allows us to grant performance shares, we have not done so.

Benefits.  In general, we cover executive officers under the benefit programs described below to provide them with the opportunity to save for retirement and to provide a safety net of protection against the loss of income that can result from termination of employment, illness, disability, or death. Apart from severance and change-of-control arrangements, the benefits we offer to our executive officers are generally the same as those we offer to our salaried employees with some variation based on industry practices and to replace benefit opportunities lost to regulatory limits.

Retirement Benefits.

401(k) Plan.  We maintain the Factory Card & Party Outlet 401(k) Plan (the “401(k) Plan”), a tax qualified defined contribution plan, for eligible employees, including but not limited to our executive officers. The plan offers a voluntary pretax salary deferral feature under Section 401(k) of the Code and a one dollar-for every three-dollar (up to 6%) contribution by the Company of a participating employee’s salary and bonus. Participants can invest their accounts in any of a selection of mutual funds offered under the 401(k) Plan.

Supplemental Incentive Savings Plan.  The Code limits tax-advantaged benefits for highly compensated officers (a category that includes all our executive officers) under the 401(k) Plan in several ways: nondiscrimination rules that restrict their deferrals and matching contributions based on the average deferrals and matching contributions of non-highly compensated employees; limits on the total dollar amount of annual additions for any employee; limits on the total annual amount of elective deferrals; and a limit on the salary and bonus used to determine benefits under the 401(k) Plan.

We adopted the Factory Card & Party Outlet Supplemental Incentive Savings Plan (the “Supplemental Plan”) to provide retirement benefits for our officers (including our executive officers) on the same basis, in proportion to pay, as we provide retirement benefits to all our salaried employees generally. Therefore, we contribute to the Supplemental Plan the difference between the amount that would have been contributed to the participants’ 401(k) Plan accounts but for the Code limitations, and the contributions actually made to their 401(k) Plan accounts. Earnings on these contributions are determined by participants’ designation of investment funds from the same group of funds that is available under the 401(k) Plan.

We do not have any pension plan or actuarial arrangements for our executive officers or any other employee.

Severance and Change-Of-Control Benefits.  We have an Executive Severance Plan (the “Severance Plan”) which covers each officer of the Company who is not party to an employment agreement with us (currently 5 officers). The purpose of the Severance Plan is to protect officers against an involuntary loss of employment, particularly after a change in control, so as to attract and retain such officers and motivate them to enhance the value of the Company. A participant in the Severance Plan who is terminated without “cause” or terminates his or her employment for “good reason” is entitled to severance pay equal to the sum of six months of salary plus the pro rata target annual bonus the participant would have been entitled to had he or she remained employed until the end of the fiscal year in which termination occurred, payable over a period of six months. In the event such termination occurs within two years after a change in control, the participant would be entitled to severance pay equal to the sum of eighteen months of salary plus pro rata target annual bonus, payable in a single lump sum payment. However, to the extent required by Section 409A of the Code, any severance payment to a participant shall not be made before six months after the participant’s termination of employment; provided that any such payment that is delayed must be deposited in a trust pending payment to participant. The participant is also entitled to a continuation of health and life insurance benefit plans (but not any disability plan or 401(k) plan) during the period of severance payments. Finally, in the event the termination occurs within two years after a change in control, all of the participant’s equity awards would become fully vested and exercisable.

The Severance Plan generally defines a “change in control” as:

•	The acquisition by any person or group of 30% or more of the beneficial interest in the equity of the Company;

•	Failure of the current Board (and members nominated by at least majority of the then-current Board members) to comprise at least a majority of the Board during any period of two consecutive years; or

•	The sale or other divestiture of all or substantially all of our assets.

We use a 30% threshold to define a change in control because in a company like ours where stock ownership is not fairly widely distributed, a single person (or group) owning 30% of the stock can exercise in practice a disproportionate control over management and its policies.

In connection with the execution of the Merger Agreement and as described in more detail in the accompanying Schedule 14D-9 under Item 3(a) “Arrangements with Current Executive Officers and Directors of the Company — Severance Plan”, the Severance Plan was amended and restated to provide that prior to July 1, 2009 or, in the event that the Offer is consummated, December 31, 2011, no amendment, modification, suspension or termination of the Severance Plan may adversely affect the rights of any participant without his or her written approval unless required by law.

Mr. Timothy J. Benson, Vice President, Treasurer and Chief Financial Officer, is covered by the Severance Plan. Gary W. Rada, President and Chief Executive Officer, Timothy F. Gower, Senior Vice President, Operations, and Michael Perri, Senior Vice President — Merchandising and Marketing, are not covered by the Severance Plan as they have employment agreements with us that include severance and change of control arrangements. We describe these employment agreements and the amendments thereto beginning on page II-20.

Other Benefits.  Our executive officers receive other benefits that we provide to our salaried employees generally. These are:

•	Medical benefits

•	Vacation and personal days

•	Group term life insurance

•	Short-term and long-term disability protection

We also provide miscellaneous perquisites to executive officers, including a car allowance.

Determining the Form and Amount of Compensation Elements to Meet our Compensation Objectives

Setting Base Salaries.  Our Board, based upon the recommendations of the Compensation Committee, sets the salaries of our executive officers based on differences in individual performance, experience and knowledge, and our comparison of the responsibilities and importance of the position with us to the responsibilities and importance of similar positions at peer group companies. In making this comparison, we analyze salary ranges and pay scale information. We also consider internal equity within our Company and, when reviewing salary of executive officers, their current compensation from the Company.

Gary W. Rada (President and Chief Executive Officer) and Timothy F. Gower (Senior Vice President, Operations) each has an employment agreement with the Company. The employment agreements provide for the Company to pay the executives the following annual base salaries, subject to annual review and increases at the discretion of our Board: Mr. Rada — $420,000, and Mr. Gower — $257,000.

Jarett A. Misch (former Vice President, Controller and Chief Accounting Officer) had an employment agreement with the Company as of February 3, 2007 providing for an annual base salary of $183,000.

Our Board, upon the recommendation of Compensation Committee, approved an annual salary of the $210,000 for Mr. Benson upon his appointment as Chief Financial Officer on February 19, 2007.

Our Board, upon the recommendation of the Compensation Committee, approved the following annual salaries for Mr. Rada and Mr. Gower, effective April 1, 2007: Mr. Rada — $445,000; and Mr. Gower — $268,100.

Setting Bonuses.  For executive officers, the performance targets for annual incentive bonuses under the Bonus Plan are usually communicated to the executives in February of each year based on our annual operating plan. Payment of bonuses is based on attaining specific financial goals approved by the Board (based upon the recommendations of the Compensation Committee). For 2006, a target bonus amount was established for each executive officer as a percentage of his base salary, as shown in the table below. The target bonus percentages of base salary for our named executive officers who have employment agreements with the Company are set by their agreements, subject to annual review and increases at the discretion of our Board. The current target bonus percentages are Mr. Rada — 70%, Mr. Gower, 40%, and Mr. Misch, 30%. The current target bonus percentage for Mr. Benson, who is not party to an employment agreement, is 35%. A percentage ranging from 40% (threshold or minimum) through 100% (target) to 150% (maximum) of this amount (with interpolation) is payable based on the Company’s attainment of threshold (minimum), target, or maximum results on the performance measure(s) selected by the Board.

For 2006, the performance measures consisted of two components: (a) earnings before taxes: with goals of $2,815,000 for threshold performance, $3,519,000 for target performance and $4,927,000 for maximum performance; and (b) net inventory turn: with goals of 2.25 times for threshold performance, 2.28 times for target performance and 2.34 times for maximum performance. For each of the executive officers, 80% of his target annual bonus is determined by the earnings before taxes component and the remaining 20% is determined by the net inventory turn component; provided that (a) the payment under either component may not exceed 200% of the target bonus for such component; and (b) no bonus would be payable under either component if the Company failed to achieve a minimum earnings before taxes of $2,815,000. In no event can the overall individual bonus exceed 150% of the target bonus.

The Company’s earnings before taxes for 2006, as adjusted for the purpose of the bonus calculation to exclude certain special items (the majority of which relate to a recent accounting provision) was $4,202,448 and its net inventory turns were 2.257 times. Based on these results, each of our executive officers received 148.5% of the earnings before taxes component of the annual bonus, 53.5% of the net inventory turn component of the annual bonus and approximately 129.5% of the overall bonus payment. The overall bonus payment for each of our executive officers is set forth in the table below.

	Target				Actual
	Payment as a	Target	Maximum	Actual	Award as a
Name	% of Salary	Award	Award	Award	% of Salary
		(Dollar value)	(Dollar value)	(Dollar value)

Gary W. Rada	70	$294,000	$441,000	$380,730	90.65
Timothy J. Benson	30	$50,100	$75,150	$64,880	38.85
Timothy F. Gower	40	$102,800	$154,200	$133,126	51.80
Jarett A. Misch	30	$54,900	$82,350	$71,096	38.85

The actual bonus paid as a result of the formula is shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page II-17.

Setting Long-Term Equity Incentive Awards.

Our Objectives.  In keeping with our commitment to provide a total compensation package that favors equity components of pay, long-term equity incentives traditionally have comprised a significant portion of an executive officer’s total compensation package.

Our Procedures.  Until April 2005, we historically made our long-term equity incentive awards in the form of stock options at the regularly scheduled meeting of our Board in April of each year. By this time, we normally have our results for the last year and our annual operating plan for the current year and we are able to set targets and goals for the current year for any performance based-awards we may grant. Making our long-term equity incentive awards early in the year lets our executive officers know what the criteria are for any performance-based long-term incentive equity awards so they can keep those goals in mind going forward. As discussed below, our Board believes that the grant of restricted stock made in January 2006 was designed to incentivize our executive officers for the period through February 2009.

Selecting the Type of Award(s).  Until 2005, our long-term equity incentives were nonqualified stock option grants. In 2005, the Compensation Committee, after consulting with Pearl Meyer & Partners, began to reconsider the equity compensation policies in light of the pending changes in accounting principles for options and the dilutive effect of option grants. In June 2005, our Board began to transition from stock option grants to restricted stock by granting to executive officers an aggregate of 6,500 shares of restricted stock that vest 33 1/3% per year over a three year period. This grant was made as an interim component of the Company’s stock-based awards for fiscal 2005. The Compensation Committee determined to reexamine potential additional restricted stock grants later in fiscal 2005 based on the Company’s performance and the final accounting rules relating to equity grants.

The transition to restricted shares is intended to maintain our emphasis on creating long-term stockholder value, reduce stockholder dilution, effectively manage the financial cost of equity incentives, provide targeted performance incentives in lieu of the specific incentive to increase share value provided by options, and provide appropriate retention incentives. The actual choice among options, performance shares and restricted stock depends on business conditions and the competitive market for executive talent.

Determining the Amount of Award(s).  In January 2006, our Board, based upon recommendations of the Compensation Committee, granted to our named executive officers an aggregate of 28,500 shares of restricted stock. The shares are subject to performance vesting as follows: (a) 50% if the Company achieves a return on invested capital (ROIC) at least 12.5% but less than 13.0% for any rolling 12 consecutive-month period beginning after January 28, 2006 and ending on or before the earlier of (i) a specified change of control or (ii) February 2, 2009; (b) 75% if the ROIC for any such period is at least 13.0% but less than 13.5%; and (c) 100% if the ROIC for any such period is 13.5% or above. In addition, subject to certain exceptions such as death, disability, etc., the recipient of the restricted stock must remain employed by the Company during the period the Company achieves the specified ROIC performance. In the event that the Company does not achieve the specified ROIC performance on or prior to the earlier of (a) a specified change of control or (b) February 2, 2009, the shares of restricted stock will be forfeited. When awarding long-term equity incentives, we consider each executive officer’s level of responsibility, prior experience, historical award data, various performance criteria and compensation practices at our peer group companies.

In recommending this grant to our Board, the Compensation Committee considered, among other things, the relative value of restricted stock compared to stock options, the interim grant of restricted stock to executive officers in June 2005 and the accounting treatment for the equity grant. Our Board determined that this grant was designed to provide additional incentives to the executive officers during the three-year period ending February 2, 2009.

Our Board believes that the grant of restricted stock with performance vesting provides additional incentives to our executive officers to: (a) positively drive short-term and long-term earnings performance; (b) achieve the Company’s previously announced 13.5% return on invested capital goal; and (c) make a long-term career at the Company.

Determining Option Timing and Exercise Price.  As discussed above, our Incentive Plan requires that the exercise price for any option must be at least equal to 100% of the fair market value of a share on the date the option is granted. It specifies that the date an option is granted to an executive officer is the day on which the Board or Compensation Committee acts to grant the option. In addition, the Incentive Plan stipulates that fair market value is the closing sale price of shares of Company common stock on the principal securities exchange on which they are traded. We follow these requirements in setting the exercise price, which is therefore the grant date closing price.

Other Matters.

Adjustment or Recovery of Payments.  We do not have a formal policy for adjusting or recovering payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Under Section 304 of the Sarbanes-Oxley Act, if the Company’s financials must be restated as a result of misconduct, then our the chief executive officer and chief financial officer must repay bonuses, incentive-based compensation, equity based compensation, and stock sale profits if received during the 12-month period following the initial filing of the financials. If this situation occurs we would expect to recover such awards. In other events we would review the situation in light of the responsibility of the individuals involved and the extent to which the award or payment to individuals not responsible nevertheless represented appropriate compensation for their services.

Tax, Accounting and Regulatory Considerations.  We take tax, accounting, and regulatory requirements into consideration in choosing the particular elements of our compensation and in the procedures we use to set and pay those elements. As discussed above in connection with setting the type of long-term equity incentive awards, the financial statement presentation of options prior to 2006 compared to other equity awards played a part in our selection of long-term equity compensation vehicles.

We want to pay compensation in the most tax-effective manner reasonably possible and therefore also take tax considerations into account. We consider the requirements of Sections 162(m) and 409A of the Code. Section 162(m) provides that compensation in excess of $1,000,000 annually for any of the five most highly-paid executive officers will not be deductible for purposes of U.S. corporate income taxes unless it is “performance based” compensation and is paid pursuant to a plan and procedures meeting certain requirements of the Code. Our Bonus Plan and the Incentive Plan are designed in a form so that eligible payments under those plans will qualify as deductible performance-based compensation. Since we want to promote, recognize and reward performance which increases stockholder value, we rely heavily on performance-based compensation programs which will normally meet the requirements for “performance-based compensation” under Section 162(m). However, we may pay compensation that does not satisfy the requirements of Section 162(m) if we believe that it is in the best overall interests of the Company.

Section 409A provides that deferred compensation (including certain forms of equity awards) are subject to additional income tax and interest unless it is paid pursuant to a plan and procedures meeting certain requirements of the Code. Our Bonus Plan, Incentive Plan, Supplemental Plan, Severance Plan and employment agreements with our executive officers have been revised to conform to these new requirements.

Stock Ownership Guidelines.  In 2006, we adopted stock ownership guidelines for our directors. These guidelines provide for all directors to own at least 4,000 shares of the common stock prior to May 1, 2007. In light of the historical significant stock ownership of our executive officers, we have not adopted a policy for our executive officers.

SUMMARY COMPENSATION TABLE

The table below sets forth the cash and non-cash compensation for the last fiscal year awarded to or earned by our named executive officers.

						Non-Equity
						Incentive	All
Name and					Option	Plan	Other
Principal Position	Year	Salary	Bonus	Stock Awards	Awards	Compensation	Compensation(1)	Total

Gary W. Rada,	2006	$420,000	$0	$0	$0	$380,730	$17,653	$818,383
President and Chief Executive Officer
Timothy J. Benson,	2006	$167,000	$0	$0	$0	$64,880	$6,729	$238,609
Vice President, Treasurer and Chief Financial Officer(2)
Timothy F. Gower,	2006	$255,847	$0	$0	$0	$133,126	$12,831	$401,804
Senior Vice President, Operations
Jarett A. Misch,	2006	$183,000	$0	$0	$0	$71,096	$6,790	$260,886
Former Vice President, Controller and Chief Accounting Officer(3)

(1)	The compensation reported represents contributions to vested and unvested defined contribution plans and the Supplemental Plan and car allowances.

(2)	Mr. Benson was appointed Vice President, Treasurer and Chief Financial Officer on February 19, 2007. In connection with such appointment, Mr. Benson’s annual base salary was set at $210,000 and his cash bonus under the Bonus Plan was established as between 40% and 150% of his target bonus of 35% of his annual salary.

(3)	Mr. Misch resigned on February 16, 2007. See “Separation Agreement with Jarett A. Misch” on page II-24.

The salary, stock awards and non-equity incentive plan (Bonus Plan) and other compensation are described more fully in the CD&A section. We set each of base salary and annual bonus and long-term equity incentives separately in light of our evaluation of the competitive situation, the named executive officer’s performance and experience, the levels of those compensation elements of peer companies and the total compensation package for the named executive officer. That process determines the mix of base salary, annual bonus and long-term incentives for each of our executive officers. Our policy is to target executive officers’ base salary and annual bonus to be at about the 70th percentile of our peer group companies.

GRANTS OF PLAN-BASED AWARDS

The following table shows, for our last fiscal year, certain information regarding plan-based awards granted to the named executive officers.

		Estimated	Estimated	Estimated	All	All Other
		Future	Future	Future	Other	Option
		Payout	Payout	Payout	Stock	Awards:		Grant
		Under	Under	Under	Awards:	Number	Exercise	Date
		Non-Equity	Non-Equity	Non-Equity	Number of	of	or Base	Fair
		Incentive	Incentive	Incentive	Shares	Securities	Price of	Value of
		Plan	Plan	Plan	of Stock	Underlying	Option	Stock and
	Grant	Awards;	Awards;	Awards;	or Units	Options	Awards	Option
Name	Date	Threshold	Target	Maximum	(#)	(#)	($/Sh)	Awards
(a)	(b)	(c)	(d)	(e)	(i)	(j)	(k)	(l)

Gary W. Rada	1/31/06	$117,600	$294,000	$441,000	9,000	—	—	$71,910
Timothy J. Benson	1/31/06	20,040	50,100	75,150	6,000	—	—	47,940
Timothy F. Gower	1/31/06	41,120	102,800	154,200	7,500	—	—	59,925
Jarett A. Misch	1/31/06	21,960	54,900	82,350	6,000	—	—	47,940

The grant date set forth in the table above refers to the date our Board, based upon recommendations of the Compensation Committee, approved our Bonus Plan for 2006 and granted the restricted stock awards listed in column (i) of the table.

Threshold, target and maximum awards under non-equity incentive compensation plans refer to the awards under our Bonus Plan for 2006. A description of the performance-based conditions and criteria potential for determining amounts payable with respect to the Bonus Plan for 2006 are contained in the CD&A. The actual bonus paid under the Bonus Plan for 2006 is shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page II-17.

The stock awards consisted of restricted stock grants that are subject to performance vesting as follows: (a) 50% if we achieve a return on invested capital (ROIC) of at least 12.5% but less than 13.0% for any rolling 12 consecutive-month period beginning after January 28, 2006 and ending on or before the earlier of (i) a specified change of control and (ii) February 2, 2009; (b) 75% if the ROIC for any such period is at least 13.0% but less than 13.5%; and (c) 100% if the ROIC for any such period is 13.5% or above. The restricted stock grants are forfeited in the event the ROIC targets are not achieved prior to a change of control.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth certain information, as to each of the named executive officers, concerning the number of outstanding equity awards as of the end of our last fiscal year.

	Option Awards				Stock Awards
								Equity
								Incentive
							Equity	Plan
							Incentive	Awards:
							Plan	Market or
							Awards:	Payout
							Number of	Value
							Unearned	of
					Number	Market	Shares,	Unearned
	Number of	Number of			of Shares	Value of	Units or	Shares,
	Securities	Securities			or Units	Shares or	Other	Units or
	Underlying	Underlying			of Stock	Units of	Rights	Other
	Unexercised	Unexercised	Option		That Have	Stock	That	Rights
	Options	Options	Exercise	Option	Not	That Have Not	Have Not	That Have
	(#)	(#)	Price	Expiration	Vested	Vested	Vested	Not Vested
Name	Exercisable	Unexercisable	($)	Date	(#)	($)	(#)	($)(1)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)

Gary W. Rada	28,000		$11.90	4-14-2014			9,000	$76,410
	36,000		$6.38	7-16-2013			2,000	$16,980
	34,000		$2.75	1-28-2013
	50,000		$3.76	4-23-2012
Timothy J. Benson	3,000		$11.90	4-14-2014			6,000	$50,940
	4,000		$6.38	7-16-2013			1,500	$12,735
	1,000		$3.76	4-23-2012
Timothy F. Gower	12,000		$11.90	4-14-2014			7,500	$63,675
	16,000		$6.38	7-16-2013			1,334	$11,326
	12,000		$2.75	1-28-2013
	30,000		$3.76	4-23-2012
Jarett A. Misch	3,000		$11.90	4-14-2014			6,000	$50,940
	4,000		$6.38	7-16-2013			1,834	$15,571
	2,200		$3.76	4-23-2012

(1)	As of fiscal year-end based upon the closing price of the Common Stock on February 2, 2007 ($8.49 per share). See Item 3 of the accompanying Schedule 14D-9 for information regarding expected payouts if the Merger contemplated by the Merger Agreement is completed.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information, as to each of the named executive officers, concerning the exercise of option awards and the vesting of stock awards during our last fiscal year.

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired	Realized	Acquired	Realized
	on Exercise	on Exercise	on Vesting	on Vesting
Name	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)

Gary W. Rada	0	0	1,000	$7,620
Timothy J. Benson	0	0	750	$5,780
Timothy F. Gower	0	0	666	$5,074
Jarett A. Misch	0	0	916	$7,067

NONQUALIFIED DEFERRED COMPENSATION

		Aggregate		Aggregate
	Registrant	Earnings	Aggregate	Balance
	Contributions	in Last	Withdrawals/	at Last
	in Last FY	FY	Distributions	FYE
Name	($)	($)	($)	($)
(a)	(c)	(d)	(e)	(f)

Gary W. Rada	$5,606	$7,501	$0	$27,866
Timothy J. Benson	$0	$0	$0	$0
Timothy F. Gower	$783	$1,329	$0	$7,691
Jarett A. Misch	$0	$0	$0	$0

We adopted the Plan to provide retirement benefits for our officers (including executive officers) on the same basis, in proportion to pay, as we provide retirement benefits under our 401(k) Plan to all our salaried employees generally. We contribute to the Supplemental Plan the difference between the amount that would have been contributed to their 401(k) Plan accounts but for the Code limitations, and the contributions actually made to their 401(k) Plan accounts. At the time an executive officer becomes a participant, he elects whether distribution will occur on a designated date, or upon termination of employment or a designated date thereafter. Executive officers do not make contributions to the Supplemental Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following section provides certain information regarding the potential payments upon termination or change of control to each of our named executive officers, applying the assumptions that the triggering event took place on February 3, 2007, the last business day of our last completed fiscal year, and the price per share of our common stock was the closing market price as of that date ($8.49 per share). For information regarding the change of control benefits potentially payable to executive officers of the Company as a result of the Offer, please refer to Item 3 of the accompanying Schedule 14D-9.

Vesting or Payment of Benefits on Retirement, Disability or Death.

Bonus Plan.  Bonuses under the Bonus Plan may be payable in part on certain terminations of employment. Generally, no bonus is paid if employment terminates before the last day of the fiscal year. However a pro rata bonus, based on the time the executive officer is actually employed during the fiscal year, is payable if termination of employment occurs by retirement, death or disability. The Company treats any termination of employment other than for cause after age 63, or after age 55 with 15 years of service, as “retirement” for this purpose. If the retirement, death or disability of an executive officer had occurred on the last business day of fiscal 2006, the pro-rata bonus would be the entire bonus in the same amount as shown in column (g) of the Summary Compensation Table above.

Incentive Plan.  Generally awards under the Incentive Plan are forfeited if employment terminates before the vesting date provided in the applicable award agreement. However, the award agreements provide that upon termination of employment for death, retirement, or disability awards will continue to vest for one year, subject to the performance metrics if applicable.

Change of Control Benefits for Executive Officers.

We have an employment agreement with each of Mr. Rada, and Mr. Gower and had an employment agreement with Mr. Misch3 as of February 3, 2007. We also have an employment agreement with Mr. Michael Perri, who was appointed as the Senior Vice President — Merchandising and Marketing on April 30, 2007

3 Mr. Misch resigned as an officer of the Company pursuant to a Separation Agreement dated as of February 16, 2007. The actual separation benefits for Mr. Misch pursuant to the Separation Agreement, superseding his employment agreement, are described under “Separation Agreement with Jarett A. Misch” on page II-24.

subsequent to the end of the Company’s 2007 fiscal year. In connection with the execution of the Merger Agreement, each of Messrs. Rada, Gower and Perri entered into an amendment to his employment agreement, effective upon consummation of the Merger, extending the term thereof and amending certain provisions therein. In addition, in connection with the execution of the Merger Agreement, Mr. Benson and certain non-executive officers of the Company entered into agreements with the Company and Parent, effective upon consummation of the Merger, that, among other things, provide for the Company’s continued employment at will of such persons following the closing of the Merger. The current employment agreements of Messrs. Rada and Gower are described below. The current employment agreement of Mr. Perri, the amendments to the employment agreements of Messrs. Rada, Gower and Perri and the agreements with Mr. Benson and certain non-executive officers of the Company are described in more detail in the accompanying Schedule 14D-9 under Item 3(a) “Arrangements with Current Executive Officers and Directors of the Company — Current Employment Agreements”, “— Amended Employment Agreements; Agreement with Timothy Benson” and “— Agreements with Other Non-Executive Officers.”

The current employment agreements with Messrs. Rada and Gower provide for the continued employment of each in his present capacity with the Company through April 8, 2009 for Mr. Rada and April 7, 2008 for Mr. Gower, provided that such term is automatically extended for subsequent one-year terms unless either the executive officer or the Company give written notice to the other of a desire not to extend at least 60 days prior to the end of the initial term or any additional term, as applicable. The agreements also provide for severance benefits to be paid. Upon certain types of terminations of employment, whether before or after a change in control, Mr. Benson, who is not a party to an employment agreement with the Company, is entitled to the benefits of the Severance Plan discussed on page II-13.

Severance Payments.  Under the terms of the employment agreements with Mr. Rada and Mr. Gower, if the executive officer is terminated without cause or resigns with good reason during the term, he is entitled to receive: (1) any accrued and unpaid salary and bonus and a prorated bonus in respect of the fiscal year in which termination occurs, calculated at the executive officer’s target bonus level; (2) a severance payment, payable in cash in equal installments over the Severance Period (as defined below) (or in a lump sum payment upon a change of control), equal to the quotient obtained by dividing the number of days in the Severance Period by 365 times the sum of (x) the executive officer’s then current annual base salary and (y) the executive officer’s target bonus; (3) full acceleration of vesting on stock options, restricted stock (other than those with performance vesting) and any other awards under any equity based incentive arrangement; and (4) continuation of medical and health benefits for the executive officer, his spouse and other dependents for the Severance Period. The Severance Plan period for Mr. Rada is the greater of 18 months or the remainder of the term; provided that such period shall be 36 months if Mr. Rada is terminated without “cause” or resigns for “good reason” after a change of control. The Severance Period for Mr. Gower is the greater of 12 months or the remainder of the term; provided that such period shall be 18 months if such executive is terminated without “cause” or resigns for “good reason” after a change of control.

The severance payments under Mr. Misch’s employment agreement, which was terminated in connection with the Separation Agreement described below, provided for severance payments substantially similar to those provided to Mr. Gower.

A “change of control” is defined in the employment agreements in substantially the same way as in the Severance Plan, described in the Compensation Discussion and Analysis above on page II-13, except that the employment agreements add as change of control events:

•	a merger or consolidation of the Company without 75% stockholder continuity of interest (excluding certain recapitalizations), and

•	stockholder approval of a plan of complete liquidation.

The employment agreements also provide that the Company will pay an amount necessary to reimburse each executive officer on an after-tax basis, for any excise tax due under Section 4999 of the Code as a result of such payment constituting a “parachute payment” under Section 280G of the Code. Finally, to the extent required by Section 409A of the Code, any severance payment to an executive officer shall not be made before six months after the executive officer’s termination of employment; provided that any such payment that is delayed must be deposited in a trust pending payment to the executive officer.

The additional benefits provided upon certain terminations after a change in control are intended to assure the retention and performance of the executive officers if a change in control of the Company is pending or threatened. Specifically, for termination of employment by the Company without “cause” or by the executive officer with “good reason,” the additional Severance Period after a change in control is designed to reduce the dissatisfaction of our executive officers that might otherwise arise from the personal uncertainty caused by a change in control, to encourage the executive officer’s full attention and dedication to the Company and to provide the executive officer with competitive compensation and benefits following a change in control. The Severance Period for each executive officer is set at a period intended to cover the period it might take an executive officer to find competitive employment and to avoid giving the post-change Company a financial incentive to avoid severance obligations by keeping an executive officer employed in an unproductive capacity until his entitlement to these benefits expires. The provision for vesting and payment is intended to avoid the risk of potential nonpayment by the post-change Company. Finally, the continuation of benefits for Severance Period is intended to cover the period that it might take an executive officer to find employment providing comparable benefits and to cushion the executive officer and his family against the possibility that no subsequent employment would provide comparable benefits.

The applicable amounts of these benefits and the other benefits, described here are shown in the table herein for each executive officer.

Applicable Restrictive Covenants.  In exchange for the above benefits, the employment agreements impose certain obligations on the executive officer that apply during employment (before or after a change of control) and after any termination of employment, including terminations of employment before any change of control happens, and regardless of the reason for termination of employment. These are an obligation to maintain the confidentiality of Company confidential information, not to engage directly or indirectly in competition with the Company, and not to solicit employees, customers, vendors and suppliers away from the Company or otherwise interfere with the Company’s employee, customer, vendor and supplier relationships. A competing business includes any business or entity (a) engaged in the operation of retail stores for the primary purpose of selling greeting cards, gift wrap and party supplies and which operates such retail stores in any market in which the Company is operating a retail store at the time of the executive officer’s termination of employment, or a market into which the executive officer knows the Company is intended to enter or (b) engaged in the primary business of the manufacture and distribution of greeting cards, gift wrap and party supplies. The executive officer agrees that these covenants may be specifically enforced against him by injunction.

Tabular Disclosures of Potential Benefits Paid or Provided Upon Change in Control.  The following tables tally the benefits that would be paid or provided for each of the named executive officers if a change of control and a without “cause” or “good reason” termination, a voluntary resignation without “good reason”, or a termination for “cause”, occurred on February 3, 2007, the last business day of our fiscal 2006 year, apply the closing price of Company stock on that day (which was $8.49 per share), but do not include the value of previously vested equity awards as disclosed in the table of Outstanding Equity Awards at Fiscal Year End where such payment or benefit is not enhanced in vesting or its vesting not accelerated in connection with the triggering event. Cost of outplacement is estimated based on the named executive officer’s base compensation and the outplacement arrangements the Company currently has in effect. For purposes of the Section 4999 gross-up, the amount in the table is based on the assumptions of an excise tax rate of 20%, a marginal federal income tax rate of 35.0%, a 1.45% Medicare tax rate, state income tax rate applicable to the named executive officer, and the assumptions that no amounts will be attributed to reasonable compensation before or after the change of control and that no value will be attributed to the named executive officer’s non-competition covenant. The value of health plan benefits is based upon the current cost of such benefits to the Company in light of the coverage options elected and assumes that the executive officers will continue paying applicable employee (or retiree) premiums for such coverage for the maximum period permitted by the Agreement. The table also assumes that the named executive officer will not incur legal fees or related costs in enforcing his rights under his employment agreement or the Severance Plan, as applicable. For information regarding the change of control benefits potentially payable to executive officers of the Company as a result of the Offer, please refer to Item 3 of the accompanying Schedule 14D-9.

Change of Control Benefits — Gary W. Rada

	Voluntary	For Cause	Change
	Termination	Termination	in Control

Bonus	$631,000	$0	$882,000
Equity award vesting
Options	$0	Cancelled	$0
Restricted Stock	$16,980	Cancelled	$16,980
Severance payment	$902,000	Cancelled	$1,260,000
Payment of 401(k) Forfeiture	$0	$0	$0
Outplacement	$21,000	Cancelled	$42,000
Benefit plan continuation
Medical (including dental)	$4,454	Cancelled	$8,909
Disability	$0	Cancelled	$0
Life insurance	$0	Cancelled	$0
Excise tax gross-up	$0	$0	$800,711

Change of Control Benefits — Timothy J. Benson

	Voluntary	For Cause	Change
	Termination	Termination	in Control

Bonus	$0	$0	$75,150
Equity award vesting
Options	$0	Cancelled	$0
Restricted Stock	$0	Cancelled	$12,735
Severance payment	$83,000	Cancelled	$251,000
Payment of 401(k) Forfeiture	$0	$0	$0
Outplacement	$7,000	Cancelled	$21,000
Benefit plan continuation
Medical (including dental)	$4,193	Cancelled	$12,579
Disability	$0	Cancelled	$0
Life insurance	$277	Cancelled	$832
Excise tax gross-up	$0	$0	$0

Change of Control Benefits — Timothy F. Gower

	Voluntary	For Cause	Change
	Termination	Termination	in Control

Bonus	$113,000	$0	$194,000
Equity award vesting
Options	$0	Cancelled	$0
Restricted Stock	$11,326	Cancelled	$11,326
Severance payment	$283,000	Cancelled	$486,000
Payment of 401(k) forfeiture	$0	$0	$0
Outplacement	$16,000	Cancelled	$28,000
Benefit plan continuation
Medical (including dental)	$6,243	Cancelled	$12,486
Disability	$0	Cancelled	$0
Life insurance	$0	Cancelled	$0
Excise tax gross-up	$0	$0	$0

Change of Control Benefits — Jarett A. Misch

	Voluntary	For Cause	Change
	Termination	Termination	in Control

Bonus	$64,000	$0	$82,000
Equity award vesting
Options	$0	Cancelled	$0
Restricted Stock	$15,571	Cancelled	$15,571
Severance payment	$213,000	Cancelled	$275,000
Payment of 401(k) Forfeiture	$0	$0	$0
Outplacement	$16,000	Cancelled	$21,000
Benefit plan continuation
Medical (including dental)	$10,040	Cancelled	$12,909
Disability	$0	Cancelled	$0
Life insurance	$0	Cancelled	$0
Excise tax gross-up	$0	TBD	$0

Separation Agreement with Jarett A. Misch.  We entered into a Separation Agreement dated as of February 16, 2007 (the “Separation Agreement”) with Mr. Jarett A. Misch, our former Chief Accounting Officer, pursuant to which Mr. Misch resigned all of his positions as an officer and employee of the Company. Pursuant to the Separation Agreement, we agreed to pay Mr. Misch a gross amount of $269,891, minus customary payroll deductions, as follows: (i) $118,935 on the six month anniversary of the Separation Agreement; and (ii) the remaining $150,956 paid in equal installments in accordance with our payroll practices over the period commencing on the sixth month anniversary and ending on April 7, 2008; provided that immediately prior to a change of control, any remaining payments would be paid in a single lump sum payment. Mr. Misch will also be entitled to continued participation in the our health and medical benefit plans through April 7, 2008 unless he becomes eligible under comparable plans prior to that date. We also accelerated the vesting of all unvested stock options and restricted stock (other than performance shares) held by Mr. Misch and extended the exercise period of all stock options held by Mr.

Misch, which would have expired 90 days after termination of Mr. Misch’s employment, until 225 days after the date of the Separation Agreement.

In connection with the Separation Agreement, Mr. Misch agreed to serve as a consultant of the Company for one month, and we have agreed to pay Mr. Misch $15,250 for such service. The Separation Agreement also contains mutual releases and confidentiality and non-compete provisions.

DIRECTOR COMPENSATION

The table below summarizes the compensation paid by the Company to non-employee directors for our last fiscal year.

	Fees Earned
	or Paid in	Stock	All Other
Name	Cash ($)	Awards ($)[4]	Compensation ($)	Total ($)
(a)	(b)	(c)	(g)	(h)

Mone Anathan	$20,625	$4,100	$9,500	$34,225
Richard E. George	$60,000	$0	$16,500	$76,500
Ben Evans	$34,500	$0	$17,000	$51,500
Peter M. Holmes	$27,500	$0	$15,500	$43,000
Martin G. Mand	$32,500	$0	$14,500	$47,000
Patrick W. O’Brien	$27,500	$0	$18,000	$45,500
Gary W. Rada	$0	$0	$0	$0
Robert S. Sandler	$27,500	$0	$16,500	$44,000

Directors who are officers of the Company do not receive any additional compensation for their services as directors. Non-employee directors of the Company receive the following compensation:

•	a quarterly retainer of $6,875;

•	a fee of $1,000 for each Board meeting attended in person and $500 for each Board meeting attended by telephone;

•	a fee of $1,000 for each committee meeting attended in person and $500 for each committee meeting attended by telephone, in each case only if the committee met on a day other than a day on which the Board met; and

•	reimbursement of reasonable expenses to attend Board and committee meetings.

The Chairmen of the Audit Committee and the Compensation Committee each receive an additional quarterly fee of $1,750 and $1,250, respectively. The Chairman of the Board receives an additional $8,125 per quarter.

Non-employee directors participate in one equity compensation plan of the Company, the 2002 Non-Employee Directors Stock Option Plan. The Board has a policy for the annual grant of non-qualified stock options to purchase 5,000 shares of the Company’s Common Stock to continuing non-employee directors. All options granted to such directors will have an exercise price equal to 100% of the fair market value on the date of grant and will vest over a three-year period from the grant date. On April 24, 2007, each non-employee director was granted stock options to purchase 5,000 shares with an exercise price of $11.52 per share.

Additionally, the Board has a policy that the Non-Executive Chairman of the Board will receive at the same time additional non-qualified stock options in the amount of 5,000 shares, which options will have the same exercise price and will also vest over a three-year period from the grant date. The Non-Executive Chairman received this additional stock option grant on April 24, 2007.

4 The number of option awards outstanding at the end of the last completed fiscal year for each Director is as follows: 5,000 for Mr. Anathan, 40,000 for Mr. George, 33,000 for Mr. Evans, 30,000 for Mr. Holmes, 33,000 for Mr. Mand, 25,000 for Mr. O’Brien, 148,000 for Mr. Rada, and 32,500 for Mr. Sandler.

COMPENSATION COMMITTEE REPORT

On behalf of the Board of Directors, the Compensation Committee of the Board of Directors oversees the Company’s compensation programs. In fulfilling its oversight responsibilities, the Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this information statement with management.

Based on the review and discussions referred to above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007, and its proxy statement on Schedule 14A filed in connection with the Company’s 2007 Annual Meeting of Stockholders.

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such laws.

Compensation Committee

Martin G. Mand, Chairperson
Peter Holmes
Robert S. Sandler

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2006, none of the Company’s executive officers served on the board of directors of any entities whose directors or officers serve on the Company’s Compensation Committee. No current or past executive officers of the Company or its subsidiaries serve on the Company’s Compensation Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who own more than 10% percent of the Company’s Common Stock (collectively, “Reporting Persons”) to file reports of ownership and changes in ownership of the Company’s Common Stock. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports that they file. Based solely on its review of the copies of such reports received or written representations from certain Reporting Persons, the Company believes that during the fiscal year ended February 3, 2007, all Reporting Persons complied with all applicable filing requirements.

AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the 1934 Securities Exchange Act, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

The following is the report of the Audit Committee with respect to the Company’s audited financial statements for the fiscal year ended February 3, 2007, which include the consolidated balance sheets of the Company as of February 3, 2007 and January 28, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the 53 weeks ended February 3, 2007 and 52 weeks ended January 28, 2006 and the notes thereto.

Review with Management

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the Company’s audited financial statements with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

Review and Discussion with Independent Auditors

The Audit Committee has discussed with McGladrey & Pullen LLP, the Company’s independent auditors, the matters required to be discussed by SAS 61 (Codification of Statements on Accounting Standards) which include, among other items, matters related to the conduct of the audit of the Company’s financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditors the auditors’ independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of non-audit services with the auditors’ independence. The Audit Committee discussed with the Company’s internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting.

Conclusion

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended February 3, 2007 for filing with the Securities and Exchange Commission. The Committee has selected, subject to stockholder approval, McGladrey & Pullen LLP as the Company’s independent auditors for the fiscal year ending February 2, 2008.

MEMBERS OF THE AUDIT COMMITTEE

Ben Evans (Chairman)
Mone Anathan
Patrick O’Brien

RELATED PARTY TRANSACTIONS

The Company does not have any information relating to certain relationships or related transactions that is required to be reported by Item 404 of Regulation S-K.

The Audit Committee has not adopted specific written policies or procedures governing the review, approval or ratification of related-party transactions. As a matter of practice, however, the Audit Committee reviews, approves or ratifies transactions with related parties when required by applicable law, regulation or Nasdaq rule and when the Audit Committee otherwise considers it appropriate. When conducting a review of a potential related-party transaction, the Audit Committee’s practice is to evaluate whether a related party (including a director, executive officer, or significant stockholder) will have a direct or indirect interest in a transaction in which the Company may be a participant. Where the Audit Committee determines that such proposed transaction involves a related party, the Audit Committee reviews any and all information it deems necessary and appropriate to evaluate the fairness of the transaction to the Company and its stockholders (other than the interested related party to such transaction), and may consider, among other things, the following factors: the related party’s relationship to the Company and direct or indirect interest in the transaction, both objective (for example, the dollar amount of the related party’s interest) and subjective (for example, any personal benefit not capable of quantification); whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; if applicable, the availability of other sources of comparable products or services; the benefits to the Company of the proposed interested transaction; and the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or a member of a director’s household or an entity in which a director is a partner, member, stockholder or officer.